Exhibit 99.3

eNEL Green power latin américa s.a.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 required by chilean law

The interim consolidated financial statements of Enel Green Power Latin América S.A. (“EGPL”) and subsidiaries as of September 30, 2017 and for the three and nine months ended September 30, 2017 and 2016 have not been examined or audited in accordance with either the standards of the American Institute of Certified Public Accountants (AICPA) or the standards of the U.S. Public Company Accounting Oversight Board (PCAOB). The interim consolidated financial statements are considered unaudited for purposes of the U.S. Securities and Exchange Commission (the “SEC”). In addition, the interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements are being filed with the SEC because they have been made publicly available in Chile to shareholders under Chilean law in connection with the proposed corporate reorganization of Enel Chile S.A. (“Enel Chile”), which includes, among other things, the merger of EGPL with and into Enel Chile, with Enel Chile as the surviving corporation.

The English version of the interim consolidated financial statements and the accompanying notes is provided solely for the convenience of the non-Spanish readers as a liberal translation from the Spanish language original, which is the official and binding version.

Enel Green Power Latin América S.A. (Ex- Enel Green Power Latin América Ltda.) and its Subsidiaries

Unaudited Interim Consolidated Financial Statements as of September 30, 2017

Ch$ or CLP	Chilean pesos
US$ or USD	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

ENEL GREEN POWER LATIN AMÉRICA S.A. (EX- ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

Unaudited Interim Consolidated Statements of Financial Position

As of September 30, 2017 and December 31, 2016

(In thousands of U.S. dollar)

ASSETS	Note	9-30-2017	12-31-2016
		ThUS$	ThUS$

CURRENT ASSETS

Cash and cash equivalents	5	1,797	7,481
Other current non-financial assets	9	4,432	2,639
Trade and other current receivables	10	138,713	168,174
Current accounts receivable from related parties	8	57,604	25,090
Inventories	7	3,987	2,480
Current income tax assets	6	4,951	3,139

TOTAL CURRENT ASSETS		211,484	209,003

NON-CURRENT ASSETS

Other non-current financial assets	12	2,255	3,674
Other non-current non-financial assets	9	319	-
Intangible assets other than goodwill	13	62,602	66,274
Goodwill	14	11,009	11,009
Property, plant and equipment	15	2,267,604	2,208,718
Deferred tax assets	11	31,863	22,412

TOTAL NON-CURRENT ASSETS		2,375,652	2,312,087

TOTAL ASSETS		2,587,136	2,521,090

The accompanying notes are an integral part of these interim consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA S.A. (EX- ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

Unaudited Interim Consolidated Statements of Financial Position

As of September 30, 2017 and December 31, 2016 (continued)

(In thousands of U.S. dollar)

LIABILITIES AND EQUITY	Note	9-30-2017	12-31-2016
		ThUS$	ThUS$

CURRENT LIABILITIES

Other current financial liabilities	20	107,204	6,556
Trade and other current payables	17	78,628	196,218
Current accounts and loans payable to related parties	8	44,416	765,041
Current income tax liabilities	16	1	3,830

TOTAL CURRENT LIABILITIES		230,249	971,645

NON-CURRENT LIABILITIES

Other non-current financial liabilities	20	430,171	502,311
Non-current accounts and loans payable to related parties	8	655,006	583,890
Other long-term provisions	18	13,866	12,609
Deferred tax liabilities	11	85,357	74,150
Non-current provisions for employee benefits		1,110	1,540

TOTAL NON-CURRENT LIABILITIES		1,185,510	1,174,500

TOTAL LIABILITIES		1,415,759	2,146,145

EQUITY
Issued capital	22.1	827,205	77,280
Retained earnings		193,605	150,151
Other reserves	22.2	1,556	1,351
Equity attributable to owners of the parent company		1,022,366	228,782

Non-controlling interests	22.6	149,011	146,163

TOTAL EQUITY		1,171,377	374,945

TOTAL LIABILITIES AND EQUITY		2,587,136	2,521,090

The accompanying notes are an integral part of these interim consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA S.A. (EX- ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

Unaudited Interim Consolidated Statements of Comprehensive Income

For the nine- and three-month periods ended September 30, 2017 and 2016

(In thousands of U.S. dollars)

		For the nine-month periods ended,		For the three-month periods ended,
STATEMENTS OF PROFIT (LOSS)	Note	9-30-2017 ThUS$	9-30-2016 ThUS$	9-30-2017 ThUS$	9-30-2016 ThUS$

Revenues	23	275,612	195,579	97,832	74,362
Other operating income	23	6	739	2	21
Revenues and Other Operating Income		275,618	196,318	97,834	74,383
Raw materials and consumables used	24	(52,786)	(55,845)	(15,381)	(18,734)
Contribution Margin		222,832	140,473	82,453	55,649
Other work performed by the entity and capitalized		5,489	12,402	2,725	3,683
Employee benefits expenses	25	(17,470)	(17,675)	(4,705)	(6,186)
Depreciation and amortization expense	26	(82,733)	(54,789)	(29,875)	(22,814)
Impairment loss recognized in the period’s profit or loss	26	(1,281)	(234)	(1,281)	(3)
Other expenses	27	(31,968)	(24,130)	(11,349)	(10,349)
Operating income		94,869	56,047	37,968	19,980

Other gains (losses)	28	67	5,687	-	-
Financial income	29	1,836	-	699	-
Financial costs	29	(56,082)	(47,736)	(17,020)	(18,515)
Foreign currency exchange differences	30	3,902	2,474	6,290	(267)
Profit (loss) from indexed assets and liabilities		842	1,819	951	1,859

Income (loss), before taxes		45,434	18,291	28,888	3,057
Income tax benefit	11.b	1,267	13,366	(4,918)	(33,211)
NET INCOME		46,701	31,657	23,970	(30,154)
Net income attributable to:
Shareholders of the parent company		43,454	30,185	22,027	(28,096)
Non-controlling interests	22.6	3,247	1,472	1,943	(2,058)
NET INCOME		46,701	31,657	23,970	(30,154)

The accompanying notes are an integral part of these interim consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA S.A. (EX- ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

Unaudited Interim Consolidated Statements of Comprehensive Income

For the nine- and three-month periods ended September 30, 2017 and 2016 (continued)

(In thousands of U.S. dollars)

		For the nine-month periods ended,		For the three-month periods ended,
STATEMENTS OF OTHER COMPREHENSIVE INCOME	Note	9-30-2017	9-30-2016	9-30-2017	9-30-2016
		ThUS$	ThUS$	ThUS$	ThUS$

Net Income		46,701	31,657	23,970	(30,154)

Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes

Remeasurement gain (loss) from defined benefit plans		1,233	-	663	-

Other comprehensive income (loss) that will not be reclassified subsequently to profit or loss		1,233	-	663	-

Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes

Gains (losses) from cash flow hedges		(537)	-	66	-
Reclassification adjustments on cash flow hedges		(415)	-	368	-

Other comprehensive income (loss) that will be reclassified subsequently to profit or loss		(952)	-	434	-

Total components of other comprehensive income (loss), before taxes		281	-	1,097	-

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss

Income tax related to defined benefit plans		(333)	-	(179)	-

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		(333)	-	(179)	-

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss

Income tax related to cash flow hedges		257	-	(118)	-

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss		257	-	(118)	-

Total Other Comprehensive Income (Loss)		205	-	800	-

TOTAL COMPREHENSIVE INCOME		46,906	31,657	24,770	(30,154)

Comprehensive income attributable to:
Shareholders of the parent company		43,659	30,185	22,827	(28,096)
Non-controlling interests		3,247	1,472	1,943	(2,058)
TOTAL COMPREHENSIVE INCOME		46,906	31,657	24,770	(30,154)

The accompanying notes are an integral part of these interim consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA S.A. (EX- ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

Unaudited Interim Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2017 and 2016

(In thousands of U.S. dollars)

Statement of Changes in Equity	Issued Capital	Changes in Other Reserves			Retained Earnings	Equity Attributable to Shareholders of the Parent	Non- Controlling Interests	Total Equity
		Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Other Reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of period 1/1/2017	77,280	2,342	(991)	1,351	150,151	228,782	146,163	374,945
Changes in equity
Comprehensive income:
Net income	-	-	-	-	43,454	43,454	3,247	46,701
Other comprehensive income (loss)	-	(695)	900	205	-	205	-	205
Total comprehensive income	-	(695)	900	205	43,454	43,659	3,247	46,906
Issue of equity (Note 22.1)	749,925	-	-	-	-	749,925	-	749,925
Increase (decrease) due to changes in participation in subsidiaries (Note 22.6)	-	-	-	-	-	-	(399)	(399)
Total changes in equity	749,925	(695)	900	205	43,454	793,584	2,848	796,432
Equity at end of period 9/30/2017	827,205	1,647	(91)	1,556	193,605	1,022,366	149,011	1,171,377

Statement of Changes in Equity	Issued Capital				Retained Earnings	Equity Attributable to Shareholders of the Parent	Non-Controlling Interests	Total Equity
		Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Other Reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of period 1/1/2016	77,280	942	(813)	129	127,920	205,329	142,171	347,500
Changes in equity
Comprehensive income
Profit (loss)	-	-	-	-	30,185	30,185	1,472	31,657
Other comprehensive income (loss)	-	-	-	-	-	-	-	-
Total Comprehensive income	-	-	-	-	30,185	30,185	1,472	31,657
Increase (decrease) due to changes in participation in subsidiaries (Note 22.6)	-	-	-	-	1,572	1,572	(753)	819
Total changes in equity	-	-	-	-	31,757	31,757	719	32,476
Equity at end of period 9/30/2016	77,280	942	(813)	129	159,677	237,086	142,890	379,976

The accompanying notes are an integral part of these interim consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA S.A. (EX- ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

Unaudited Interim Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2017 and 2016

(In thousands of U.S. dollars)

		For the nine-month periods ended,
Statements of Cash Flows (Direct Method)	Note	9-30-2017	9-30-2016
		ThUS$	ThUS$
Cash flows from (used in) operating activities

Types of collection from operating activities
Collections from the sale of goods and services		357,937	254,953
Other collections from operating activities		15,405	1,827
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(164,391)	(186,342)
Payments to and on behalf of employees		(14,231)	(14,434)
Payments on premiums and services, annual payments, and other obligations from policies held		(3,621)	(1,795)
Income taxes paid		(1,997)	(162)
Other taxes paid		(46,861)	(34,756)

Net cash flows from (used in) operating activities		142,241	19,291

Cash flows from (used in) investing activities
Purchases of property, plant and equipment		(165,222)	(614,891)
Dividends received		70	-
Financial investments with related parties		(29,087)	-

Net cash flows used in investing activities		(194,239)	(614,891)

Cash flows from (used in) financing activities
Proceeds from issue of equity		749,925	-
Proceeds from long-term loans		30,000	-
Interest paid on borrowings		(14,429)	(13,885)
Loans from related parties		274,425	898,369
Payments on loans to related parties		(965,255)	(259,026)
Interest paid on loans to related parties		(29,396)	(28,001)

Net cash flows from financing activities		45,270	597,457

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		(6,728)	1,857

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		1,044	(497)
Net increase (decrease) in cash and cash equivalents		(5,684)	1,360
Cash and cash equivalents at beginning of period		7,481	4,613
Cash and cash equivalents at end of period		1,797	5,973

The accompanying notes are an integral part of these interim consolidated financial statements.

ENEL GREEN POWER LATIN AMÉRICA S.A. (EX- ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

NotEs TO THE UNAUDITED interim ConsolidaTED FINANCIAL STATEMENTS

ENEL GREEN POWER LATIN AMÉRICA S.A. (EX- ENEL GREEN POWER LATIN AMÉRICA LTDA.) AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollar)

1.	ACTIVITIES AND FINANCIAL STATEMENT

Enel Green Power Latin América S.A. (hereinafter “Enel Green Power Latin América”, “EGPL” or the "Company") was originally incorporated as a closely-held corporation under the corporate name of Empresa Eléctrica Alerce S.A., on May 15, 2000. Subsequently, on December 18, 2000, the Company became a limited liability company under the name of Energía Alerce Limitada and on June 6, 2013 it changed its corporate name, replacing it with Enel Green Power Latin América Limitada. Finally, on October 24, 2017, the Company was transformed into a closely-held corporation under its current corporate name, Enel Green Power Latin América S.A. The share capital of the company amounts to USD 827,205,371 and is divided into an equal number of shares.

Enel Green Power Latin América is a member of the Enel Green Power S.p.A. ("EGP") Group. EGP is a transnational company dedicated to electricity generation with renewable resources, which in turn is controlled by Enel S.p.A. ("Enel") which is one of the worldwide largest electricity and utilities services company. Enel Green Power Latin América’s shareholders are Hydromac Energy S.R.L. and Enel Green Power S.p.A. with a participation of 99.9% and 0.1%, respectively.

The Company has its registered address and head office at Avenida Presidente Riesco, No. 5335, 15th floor, in Las Condes, Santiago, Chile. For tax purposes, the Company operates under Chilean tax identification number 96,920,210-7.

Enel Green Power Latin América is a partner with 99.99999% partnership in Enel Green Power Chile Limitada, which is the controlling parent of Empresa Eléctrica Panguipulli S.A., a company that owns and operates two hydroelectric power plants, with a total installed capacity of 92.2 MWh, two photovoltaic power plants with a total installed capacity of 118.1 MWh and a wind power plant with an installed capacity of 60.6 MWh.

Likewise, the Company develops and finances geothermal electricity generation projects through its subsidiaries Empresa Nacional de Geotermia S.A. and Geotérmica del Norte S.A.

In addition, the Company develops and finances wind electricity generation projects through its subsidiaries Parque Eólico Valle de los Vientos S.A., which has an installed capacity of approximately 90 MWh; Parque Eólico Tal Tal S.A., which has an installed capacity of 99 MWh and Parque Eólico Talinay Oriente S.A., which has an installed capacity of 90 MWh.

The Company also has a solar energy project in progress which is carried out by its subsidiary Almeyda Solar SpA with an expected installed capacity of 36 MWh.

On August 26, 2014, the Company created Parque Eólico Renaico SpA (currently named Enel Green Power del Sur SpA), which corporate purpose is the generation, transmission, distribution and sale of energy, from wind or any other non-conventional renewable sources. This subsidiary has an installed capacity of wind and photovoltaic power plants of 224 MWh and 337.75 MWh, respectively.

Both the Company and its subsidiary Enel Green Power Chile Limitada provide administrative, technical and managerial services to its subsidiaries.

Proposed Corporate Reorganization Project in the Enel Group

On August 25, 2017, Enel SpA informed its subsidiary Enel Chile S.A. ("Enel Chile") its favorable reception with respect to a non-binding proposal for corporate reorganization (the “Reorganization”).

The purpose of the Reorganization is intended to incorporate the renewable energy assets held by Enel Green Power Latin América S.A. with Enel Chile, which in turn, holds the conventional energy generation assets through Enel Generación Chile S.A. (“Enel Generación Chile”) and the distribution assets through Enel Distribución Chile.

Enel Chile and Enel Generación Chile are both reporting companies under the regulation of the Chilean “Superintendency of Securities and Insurance” and have American Depositary Receipts traded on the New York Stock Exchange, therefore are also subject to rules of the Securities and Exchange Commission (“SEC”) of the United States of America.

The proposed Reorganization is expected to involve two phases, each of which is conditioned on the implementation of the other.

A synthesis of the two phases indicated above, is described below:

(i)	Public tender offer

Enel Chile will launch a public tender offer (the “Tender Offer”) for all of the shares of its subsidiary Enel Generación Chile held by non-controlling interests (equivalent to approximately 40% of the share capital). The Tender Offer’s consideration is expected to be paid in cash, subject to the condition that tendering Enel Generación Chile shareholders will have agreed to use a specified portion of the cash consideration to subscribe for shares or American Depositary Shares (“ADSs”) of Enel Chile (the “Share/ADS Subscription Condition”).

The effectiveness of the Tender Offer will be conditional on satisfaction or waiver of the following:

-	the tender in the Tender Offer of a total number of shares that would enable Enel Chile to increase its ownership interest in Enel Generación Chile to more than 75% from the current 60%;

-

the approval by Enel Generación Chile’s shareholders’ meeting of an amendment to the company’s bylaws to provide that Enel Generación Chile is no longer be subject to (i) Title XII of Decree No. 3,500 of 1980 (the Chilean law that regulates pension fund investments) or (ii) the existing limits to share ownership in the company, which currently do not allow any single shareholder to own more than 65% of the company’s share capital;

-

Enel Chile has available for issuance in the Tender Offer the necessary number of newly issued Enel Chile Shares following the expiration of the preemptive right period in the related capital increase to permit the subscription of the number of shares and ADSs of Enel Chile required to satisfy the Share/ADS Subscription Condition;

-

the absence of any legal proceeding or action seeking to (i) prohibit or prevent the Merger between Enel Chile and EGPL; (ii) impose material limitations on Enel Chile’s ability to effectively exercise its property rights over the assets of EGPL to be assigned to Enel Chile as a consequence of the Merger; (iii) impose limitations on Enel Chile’s ability to continue developing and operating the projects owned by EGPL; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

-

the absence of any legal proceeding or action seeking to (i) prohibit or prevent the closing of the Tender Offer; (ii) impose material limitations on Enel Chile’s ability to effectively acquire the Enel Generación Chile shares and Enel Generación Chile ADSs; (iii) impose limitations on Enel Chile’s ability to exercise its property rights over the Enel Generación Chile shares and Enel Generación Chile ADSs validly tendered and not validly withdrawn pursuant to the Tender Offer; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

-	the Share/ADS Subscription Condition;

-

Enel must maintain at all times an ownership interest in Enel Chile of more than 50% and maintain its controlling shareholder position and shall not exceed the 65% stock ownership limit set forth in Enel Chile’s bylaws after the consummation of the proposed Reorganization;

-	all of the other conditions to the Merger (other than the consummation of the Tender Offer); and

-	the absence of any material adverse effect.

(ii)	Merger

Following the completion of the Tender Offer, EGPL would merge into Enel Chile (the “Merger”) subject to approval by Enel Chile shareholders and the unanimous written consent of the shareholders of EGPL. Consequently, the renewable assets held by EGPL will be integrated into Enel Chile.

Subject to the final share subscription price in the Tender Offer and the exchange ratio in the Merger, Enel is expected to hold, in the aggregate, an ownership interest in Enel Chile similar to its current 60.6% ownership.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1	Basis of presentation

These interim consolidated financial statements as of September 30, 2017 of Enel Green Power Latin América, which were authorized for issue by the Company’s Board of Directors at its meeting held on November 3, 2017, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), following the requirements of International Accounting Standard (IAS) No. 34 Interim Financial Reporting.

These interim consolidated financial statements include all information and disclosures required in annual financial statements.

These consolidated financial statements present fairly the financial position of the Company and its subsidiaries as of September 30, 2017 and December 31, 2016, as well as their results of operations, the changes in equity, and the cash flows for the periods ended September 30, 2017 and 2016.

These interim consolidated financial statements have been prepared on the historical cost basis except for certain financial derivative instruments that are measured at fair value.

These consolidated financial statements have been prepared from accounting records maintained by the Company and its subsidiaries.

2.2	New accounting pronouncements

a) Accounting pronouncements effective from January 1, 2017:

Amendments and Improvements	Mandatory application for annual periods beginning on or after:

Amendment to IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses

The purpose of the amendments to IAS 12 “Income Taxes” is to provide requirements on recognition of deferred tax assets for unrealized losses, and clarify how to account for deferred tax assets related to debt instruments measured at fair value.

January 1, 2017

Amendment to IAS 7: Disclosure Initiative

The amendments to IAS 7 “Statement of Cash Flows” are part of the IASB’s initiative aimed at improving presentation and disclosure of information in the financial statements. The amendments add additional disclosure requirements relating to financing activities in the statement of cash flows.

January 1, 2017

Annual Improvements to IFRS (2014 – 2016 Cycle)

Annual improvements correspond to a series of minor amendments clarifying, correcting or eliminating redundancy in IFRS 12 “Disclosures of Interests in Other Entities”.

January 1, 2017

The amendments and improvements to the standards, which came into effect on January 1, 2017, had no significant effect on the consolidated financial statements of the Company and its subsidiaries. The additional disclosures required by amendments to IAS 7 relating to financing activities are provided in Note 5i).

b) Accounting pronouncements effective from January 1, 2018 and subsequent periods:

As of the date of issue of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

The Standards and Interpretations, as well as the improvements and amendments to IFRS that have been issued but are not yet mandatorily effective at the date of these financial statements, are detailed on table below. The Company does not expect to early adopt these standards:

New Standards	Mandatory application for annual periods beginning on or after:
IFRS 9 Financial Instruments	January 1, 2018
Amendments to IFRS 9 Prepayment features with negative compensation	January 1, 2019
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRIC 22 Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRS 16 Leases	January 1, 2019
IFRIC 23: Uncertainty over Income Tax Treatments	January 1, 2019

•	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.

IFRS 9 brings together all three phases of the IASB’s project on financial instruments: (i) classification and measurement, (ii) impairment and (iii) hedge accounting.

(i)	Classification and measurement

IFRS 9 introduces a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial assets and the business model of the entity. Under this new approach, the four classification categories of IAS 39 are replaced by the following three categories:

-Amortized cost, if the financial assets are held within a business model whose objective is to collect contractual cash flows;

-Fair value through other comprehensive income, if the financial assets are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

-Fair value through profit or loss, a residual category which consists of financial instruments that are not held within any of the two business models previously discussed, including those held for trading and those designatet at fair value on initial recognition.

For financial liabilities, IFRS 9 retains largely the existing requirements in IAS 39, with certain specific modifications, under which most of the financial liabilities are measured at amortized cost, and allowing to designate a financial liability to be measure at fair value through profit or loss, if certain criteria are met.

However, IFRS 9 introduces new requirements for financial liabilities designated at fair value through profit or loss, which states that under certain circumstances, changes in fair value originated by the variation of an entity’s own credit risk will be recognized in other comprehensive income.

(ii)	Impairment

The new impairment model in IFRS 9 is based on expected credit losses, as opposed to the incurred loss model in IAS 39. Consequently, under IFRS 9 impairment losses will be recognized, as a general rule, earlier than current practice.

The new impairment model will be applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income. The allowance for impairment losses will be measured based on:

-	12-month expected credit losses; or
-	Lifetime expected credit losses, if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The standard allows the application of a simplified approach for trade receivables, contract assets and lease receivables so that the impairment is always recognized in reference to the lifetime expected credit losses for the asset.

(iii)	Hedge Accounting

IFRS 9 introduces a new model for hedge accounting in order to more closely align the accounting treatment with risk management activities of the entities and to establish a new principle-based approach. The new model will enable entities to better reflect risk management activities in the financial statements, and allow more items to be eligible as hedged items, such as: non-financial risk component, net positions, and aggregated exposures (i.e., a combination of derivative and non-derivative exposure).

The most significant changes in relation to hedging instruments compared to hedge accounting methodology in IAS 39, is the possibility to defer in other comprehensive income the time value of options, forward points in forward contracts, and foreign currency basis spread, until the hedged item impacts profit or loss.

IFRS 9 also eliminates the current quantitative requirement for hedge effectiveness test, under which the results of the retrospective testing must be within a range of 80-125 percent. This will allow to align hedge effectiveness with risk management by demonstrating the existence of an economic relationship between the hedging instrument and the hedged item

When initially applying IFRS 9, the Group may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements in IFRS 9, until the time the new requirements on macro-hedging are published and adopted. The Group’s current plan is that it will elect to apply the new requirements of IFRS 9.

The actual impact of applying IFRS 9 to the 2018 Group’s consolidated financial statements is still unknown and a reliable estimate cannot be made, since it will be dependent on the financial instruments held by the Group, as well as, the choices and accounting judgments made during the implementation period. However, the following are the main impacts based on our preliminary assessment:

•

Classification and measurement:   The Group believes that the new classification requirements for financial assets based on the business model would not have a material impact on its consolidated financial statements and it is expected that most of the financial assets will continue be measured at amortized cost, except for equity instruments and derivative financial instruments, which will be measured at fair value.

•

Impairment: The Group is carrying out a preliminary assessment of the financial assets focusing on trade receivables as they represent most of the credit exposure of the Group. Due to high credit quality of our customers, the Group does not expect a material impact on its consolidated financial statements, although a quantification of the impact is still subject to a more detailed analysis of all considerations.

•

Hedge accounting: Given the adoption of IFRS 9 requires prospective application of hedge accounting, the Group does not expect a material impact on its consolidated financial statements upon initial application. The implementation project of the new model included an assessment of current hedging relationships and the analysis of the new strategies that can be applied under IFRS 9. The Group believes that all existing hedge relationships that are currently designated in effective hedging relationships will still qualify for hedge accounting under IFRS 9.

This preliminary assessment is based on current available information and, therefore, are subject to changes from more detail analysis currently in progress or new available information in the future.

•	Amendments to IFRS 9 Prepayment features with negative compensation

The amendments allow entities to measure repayable financial assets with negative compensation at amortized cost or at fair value through other comprehensive income upon compliance of certain specific condition, instead of being measured at fair value through profit or loss.

•	IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15, the Standard is applicable to all contracts with customers, with certain exemptions. The new revenue standard supersedes all current revenue recognition standards:

-	IAS 11 Construction Contracts;
-	IAS 18 Revenue;
-	IFRIC 13 Customer Loyalty Programs;
-	IFRIC 15 Agreements for the Construction of Real Estate;
-	IFRIC 18 Transfers of Assets from Customers; and
-	SIC-31 Revenue – Barter Transactions Involving Advertising Services.

The standard shall be applied for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Group plans to adopt the new standard on the required effective date using the modified retrospective method. Consequently, the Group will apply IFRS 15 retrospectively only to those contracts effective on January 1, 2018, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings (or another category of equity, if appropriate) of the annual reporting period that includes the date of initial application.

This new Standard introduces a general framework for recognition and measurement of revenue, based on the core principle that revenues are recognized for an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring promised goods or services to customers. This core principle shall be applied using a five-step approach to revenue recognition: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contracts; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 requires more detailed disclosures than the current requirements. The disclosure requirements represent a significant change as compared to current practice and increase significantly the volume of disclosures to be included in the Group’s financial statements.

In April 2016, the IASB issued amendments to IFRS 15 to clarify certain requirements and to provide additional practical expedients for transition. The amendments are mandatorily effective on the same date as the Standard, i.e., January 1, 2018.

The Group is currently assessing its contracts with customers to identify and measure the potential impacts on its consolidated financial statements of applying IFRS 15. In the current stage of the analysis, still in progress, the assessment has been focused on the key requirements of IFRS 15: identifying the contractual performance obligations; contracts with multiple obligations; contracts with variable consideration and timing of recognition; analysis of principal versus agent considerations; recognition of costs to obtain and fulfill a contract; and disclosures to be provided to comply with the Standard.

Based on a preliminary assessment, the Group has determined that if applied as of September 30, 2017, the new Standard would not have had a material effect on Enel Chile’s interim consolidated financial statements. The Group is also evaluating the changes and improvements that will be necessary in the systems, internal control, policies and procedures to comply with the requirements of IFRS 15.

•	IFRS 16 Leases

In January 2016, the IASB published IFRS 16, which establishes recognition, measurement, presentation and disclosure principles for lease agreements. IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives, and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The standard is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Group does not plan to early adopt the Standard.

Although IFRS 16 substantially retains the definition of a lease in IAS 17, the main change is the incorporation of the “control” concept within the new definition. In relation to the accounting treatment for a lessee and a lessor, the new Standard states the following.

i)Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17. As a result, at the date of commencement of a lease, the lessee will recognize on the statement of financial position a right-to-use asset and a lease liability for the future payments. Subsequent to initial recognition it will recognize in the statement of profit or loss the depreciation expense of the asset separately from the interest related to the liability. The standard provides two voluntary recognition exceptions for low-value leases and short-term leases.

ii)Lessor accounting: Under IFRS 16 is substantially unchanged from current accounting under IAS 17. Lessors will continue to classify leases using the same classification principles as in IAS 17 as operating and finance leases.

IFRS 16 provides a series of practical expedients for the transition, both for the definition of a lease and for retrospective application of the standard. The Group has not yet decided if it will use certain or all of the practical expedients.

The Group is currently carrying out an assessment of the potential impact of IFRS 16 on its consolidated financial statements. The quantitative effect will depend on, among others, the chosen transition method, the extent to which the Group uses the practical expedients and recognition exemptions, and any additional lease contract entered into by the Group in the future.

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration

IFRIC 22 addresses how to determine the “date of transaction” for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income, when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or a non-monetary liability. The Interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the Interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Early application is permitted. If an entity applies this Interpretation to earlier periods, it will disclose that fact.

The Company is still assessing the impact that IFRIC 22 will have on the financial statements of the Company; however based on its preliminary assessment it does not expect that the application of IFRIC 22 would have a significant impact on its consolidated financial statements.

•	IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 to clarify the application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The interpretation specifically addresses the following: whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.

The Interpretation is effective for annual periods beginning on or after January 1, 2019. Early application is permitted.

The Group’s management is currently assessing the potential impact that IFRIC 23 will have on its consolidated financial statements on its initial application.

2.3	Responsibility for the information, judgments and estimates provided

The information contained in these interim consolidated financial statements is the responsibility of the Company's management, which expressly states that the principles and criteria included in IFRSs have been applied.

The preparation of the interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

The underlying estimates and assumptions are periodically reviewed. Changes to accounting estimates are recognized prospectively in the period in which the estimate is changes and in all future periods affected.

In preparing the interim consolidated financial statements, certain judgments and estimates made by the Company’s management have been used to quantify some of the assets, liabilities, income, expenses and commitments recognized in these consolidated financial statements.

In particular, information on key areas of uncertain estimates and critical judgments in the application of accounting policies that have a greater effect on the items recognized in the consolidated financial statements relate basically to:

-	Recognition of deferred tax asset for available tax losses.
-	Measurement of financial instruments at fair value.
-	Useful lives of property, plant and equipment, and intangibles.
-	Energy supplied to customers and unbilled at the end of each reporting period, as well as the estimates of energy costs at year end.
-	Provisions for decommissioning and restoration.

Although these judgments and estimates have been based on the best information available on the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these estimates in subsequent periods. This change would be made prospectively, recognizing the effects of such judgment or estimation change in the corresponding future consolidated financial statements.

2.4	Subsidiaries

Subsidiaries are those entities over which Enel Green Power Latin América has control. An investor controls an investee, when the investor: (1) has the power over the investee, (2) is exposed, or has rights, to variable returns from its involvement in the investee, and (3) has the ability to use its power to affect its returns investee. It is considered that an investor has power over an investee, when the investor has existing rights that give him the current ability to direct the relevant activities, that is, the activities that significantly affect the returns from the investee. In the case of the Company, in general, the power over its subsidiaries derives from the ownership of the majority of the voting rights granted by the equity instruments of its subsidiaries.

The interim consolidated financial statements include the assets, liabilities, income statements and cash flows of the following subsidiaries:

Company	Country	Functional Currency	9-30-2017			12-31-2016
			Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%
Enel Green Power Chile Limitada	Chile	US$	99.910	-	99.910	99.999	-	99.999
Empresa Eléctrica Panguipulli S.A.	Chile	US$	99.955	-	99.955	99.995	-	99.995
Empresa Nacional de Geotermia S.A.	Chile	US$	51.000	-	51.000	51.000	-	51.000
Geotérmica del Norte S.A. (*)	Chile	US$	84.590	-	84.590	81.160	-	81.160
Parque Eólico Tal Tal S.A.	Chile	US$	100.000	-	100.000	100.000	-	100.000
Parque Eólico Valle de los Vientos S.A.	Chile	US$	100.000	-	100.000	100.000	-	100.000
Enel Green Power del Sur SpA	Chile	US$	100.000	-	100.000	100.000	-	100.000
Parque Talinay Oriente S.A.	Chile	US$	61.370	-	61.370	61.370	-	61.370
Almeyda Solar SpA	Chile	US$	100.000	-	100.000	100.000	-	100.000
Diego de Almagro Matriz SpA	Chile	US$	-	100.000	100.000	-	100.000	100.000

(*) The effect of the decrease in the ownership of non-controlling interests is disclosed in Note 22.6 Other reserves.

2.5	Basis of consolidation and business combinations

The subsidiaries are consolidated and all of their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements after the adjustments and eliminations for intragroup balances and transactions. These adjustments and eliminations relate mainly to balances between companies and any unrealized gains and losses arising from intercompany transactions, but only the portion where there is no evidence of impairment.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

-

At the date the parent obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at their fair values. If the fair value of the consideration transferred plus the fair value of any non-controlling interest exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase (excess of the fair value of the net assets acquired over the fair value of the consideration transferred plus the fair value of any non-controlling interest), the resulting gain is recognized in profit or loss for the period after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

-

Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net income attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

2.6	Functional and presentation currency

The consolidated financial statements of Enel Green Power Latin América and subsidiaries are presented in thousands of United States dollars (ThUS$), which is also the functional currency of all Enel Green Power Latin América group entities.

2.7	Foreign currencies

Transactions and balances in currencies other than the functional currency are translated to the functional currency as follows:

-	Monetary assets and liabilities have been translated at the rates of exchange prevailing at the end of each reporting period.
-

Non-monetary assets and liabilities measured at historical cost are translated using the exchange rates prevailing at the date of initial recognition. Non-monetary assets and liabilities measured at fair value are translated at the exchange rate prevailing at the date on which the fair value was determined.

-	Items of comprehensive income statement are translated at the exchange rates prevailing at the dates of the transactions.

2.8	Translation of balance in foreign currency and gains (losses) from indexed assets and liabilities

The functional and presentation currency of Enel Green Power Latin América and subsidiaries is the U.S. dollar. Consequently, all assets and liabilities at the closing date of the consolidated financial statements that are denominated in currencies other than the US dollar are translated into the functional currency at the exchange rate prevailing at that date and the resulting translation effect is recognized in profit and loss for the year.

The current exchange rates prevailing at the end of each reporting period (U.S. dollar per each currency or indexed unit of account):

Date	USD / CLP	USD / EUR	USD / UF	USD / UTM
9.30.2017	637.93	0.8487	0.024	0.014
12.31.2016	669.47	0.9488	0.025	0.014

USD	U.S. dollar
CLP	Chilean Peso
EUR	Euros
UF	Unidades de Fomento (inflation-indexed unit)
UTM	Unidades Tributarias Mensuales (Monthly Tax Units)

For the nine-month period ended September 30, 2017, the profit for indexed assets and liabilities line item in the consolidated statement of profit or loss correspond mainly to VAT credit, which is indexed to the Unidades Tributarias Mensuales.

3.	SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)	Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

-

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualifying assets, which require a substantial period of time (i.e., twelve months or more) before being ready for use such as, for example, electricity generation.

-	The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment.

-

Future disbursements of Enel Green Power Latin América and subsidiaries will have to incur to close its facilities are added to the value of the asset at fair value, recognizing the corresponding provision for dismantling and / or restoration. The Company reviews its estimate of these future disbursements on an annual basis, increasing or decreasing the value of the asset based on the results of this estimate.

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost of the corresponding assets.

Subsequent costs

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recognized as an increase in the carrying amount of the respective assets, derecognizing the replaced or overhauled components, only if it is probable that future economic benefits will flow to the Company, and its cost can be measured reliably.

Expenditures for periodic maintenance, conservation and repair are recognized directly as an expense for the period in which they are incurred.

Depreciation

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period over which Enel Green Power Latin América and subsidiaries expect to use the assets (related with future economic benefits associated to property, plant and equipment). Useful life estimates and residual values are reviewed on an annual basis and if appropriate adjusted prospectively. When the components of an item of property, plant and equipment have different useful lives, they are considered as distinct items for depreciation.

Land is not depreciated since it has an indefinite useful life.

Useful Lives and Depreciation Method

The following table sets forth the main categories of property, plant and equipment with their respective estimated useful lives:

Categories	Method	Useful Lives
		Minimum	Maximum

Buildings and constructions	Straight-line	20	25
Plant, equipment and machinery	Straight-line	20	25
Other assets	Straight-line	3	10

Gains or losses arising from sales or disposal of items of property, plant and equipment are recognized in profit or loss and are calculated as the difference between the sale price and the carrying value of the asset.

b)	Intangible assets other than goodwill

b.1)	Research and development expenditures

Enel Green Power Latin América and subsidiaries recognize the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

Research costs are recorded as expenses in the consolidated statement of comprehensive income in the period in which they are incurred.

b.2)	Intangible assets

Disbursements incurred to acquire rights of use of assets are recognized as intangible assets up to the date on which the work in progress is transferred to assets in operation when they are available for use, from which time the amortization begins. The contractual obligations for rights of use after the transfer of assets to operation, are recognized in profit or loss in the year in which they are incurred.

The purchase of software that is an integral part of the functionality of a related equipment is capitalized as part of such equipment, under line item "Other intangible assets".

Subsequent disbursements are recognized as part of the cost of intangible assets only when they represent an increase of the future economic benefits embodied in the specific asset to which they relate. Any other disbursements are recognized in profit or loss when incurred.

b.3)	Amortization of intangible assets

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use. Computer software is amortized (on average) over three years. Rights of use intangible assets are amortized (on average) over 20 years.

c)	Impairment of non-financial assets

During the period, and principally at the end of each reporting period, the Company evaluates whether there is any indication that an asset has been impaired. If any such indication exists, the Company estimates the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, the Company estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of CGUs to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at the end of each reporting period.

Recoverable amount is the higher of fair value less the cost of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of property, plant, and equipment, as well as of goodwill, and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate the value in use, the Company prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of CGUs’ revenue and costs using sector projections, past experience and future expectations.

Future cash flows are discounted to calculate their present value at a pre-tax rate that reflects the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is immediately recognized in profit or loss.

Impairment losses recognized in prior periods for an asset (other than goodwill) are reversed, if and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount with credit to profit or loss, however, the reversal is limited so that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. In the case of goodwill, impairment losses are not reversed.

d)	Leases

The Company applies IFRIC 4 to assess whether an agreement is, or contains, a lease. Leases in which substantially all the risks and benefits inherent to the property are transferred are classified as finance leases. The Company has not entered into finance leases for any of the periods presented.

All other leases are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term, unless another systematic basis of distribution is more representative of the time pattern of the Company’s benefits from the use of the assets.

The Company has operating lease contracts for the land where the Talinay Oriente, Talinay Poniente, Lalakama I, and Lalakama II power plants and their related facilities are located.

e)	Financial assets

Enel Green Power Latin América and its subsidiaries classify their financial assets into the following categories: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the date of initial recognition.

-

Financial assets at fair value through profit or loss: A financial asset is classified in this category if it is acquired primarily for the purpose of being sold in the short term. Financial derivatives are also classified as held for trading unless they are designated as hedging instruments. Investments in marketable securities are initially recorded at cost and subsequently their value is adjusted based on their market value (fair value). As of September 30, 2017 and December 31, 2016, Enel Green Power Latin América and subsidiaries do not have this type of financial assets.

-

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets, except when their maturities are more than 12 months from the date of the statement of financial position, in which case they are classified as non-current assets. Loans and receivables include trade and certain other receivables.

-

Financial assets available-for-sale: Financial assets available-for-sale are non-derivative financial assets specifically designated as available for sale or that do not fit within any of the two preceding categories.  They are classified as non-current assets unless management intention is to dispose them within 12 months after the date of the statement of financial position.

Recognition and measurement

All financial assets are initially recognized at fair value. Transaction costs for all financial assets, other than financial assets at fair value through profit or loss, are added to the acquisition cost of the financial asset. Financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are recognized immediately in profit or loss.

Purchases and sales of financial assets are recognized on the trade date, which is the date when the Company commits itself to acquire or sell an asset.

Financial assets are derecognized when the rights to receive cash flows from the financial asset have expired or have been transferred and substantially all the risks and rewards of ownership of the financial asset have been transferred.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently measured at fair value (with changes in fair value recognized in other comprehensive income and in profit or loss, respectively). Loans and receivables are initially recognized at their fair value. After initial recognition, these financial assets are measured at amortized cost using the effective interest rate method, less any reduction through the use of an allowance account for impairment or uncollectibility. The amortized cost is calculated taking into account any discount or premium and fees or costs that are an integral part of the effective interest rate.

Gains and losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss when the changes in fair value occur. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of profit (loss) in line item “Other gains (losses)” when the right to receive payment has been established.

When a financial asset classified as available-for-sale is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in equity (Other reserves) are reclassified to profit or loss in the line item "Other gains (losses)".

Interest income from available-for-sale financial assets calculated using the effective interest rate method are recognized in the statement of profit (loss) under Financial income. Dividends received from available-for-sale financial assets are recognized in the statement of profit (loss) under “Other gains (losses)”, when the right to receive the dividends is established.

The fair value of listed investments is based on current market prices. If the market for a financial asset is not active (and for unlisted securities), fair value is established using valuation techniques that include the use of observable inputs in recent transactions between interested and duly informed parties, the reference to other substantially similar instruments, analysis of discounted cash flows, and option pricing models using current market information and that rely less on specific internal information of the entity. If no such technique can be used to determine fair value, investments are recognized at acquisition cost net of impairment losses, if applicable.

The Company assesses at the date of each statement of financial position whether there is objective evidence that a financial asset or group of financial assets are impaired. In the case of equity securities classified as available-for-sale objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. If there is any evidence of impairment for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from other comprehensive income and is recognized in the statement of profit or loss. Recoveries of impairment losses on equity investments are not reversed through profit or loss.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when there is a current enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Due to the nature of the electric generation business, the Company’s management estimates that uncollectible amounts associated with trade and other receivables is not significant. Notwithstanding, the Company’s management assesses on an annual basis certain specific cases based on the particular circumstances of the case, such as financial difficulties and bankruptcy of the debtor.

f)	Cash and cash equivalents

This item within the consolidated statement of financial position includes cash in hand and bank balances and other highly liquid investments (with original maturity of less than or equal to 90 days) which are subject to insignificant risk of changes in value.

g)	Employee Benefits

The Company has recognized the obligation for severance indemnities payments to its employees in accordance with IAS 19 Employee Benefits. This obligation is measured at each reporting date and updated using actuarial calculations carried out by an independent actuary. Severance indemnities are recognized as post-employment benefits under defined benefit plans using the Projected Unit Credit Method.

The obligation is presented in the statement of financial position and represents the present value of the indemnity obligation for years of service. Actuarial gains and losses are recognized permanently as other comprehensive income (loss) in the statement of comprehensive income, while the cost of service and net cost of interest is recognized in the statement of profit (loss) in the corresponding year.

The amount of the net actuarial liabilities accrued at year-end is presented as Non-current provisions for employee benefits, in the statement of financial position.

h)	Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations. Those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

When the Group has any obligations that mature in less than twelve months but can be refinanced over the long term at the Group’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as non-current liabilities.

i)	Financial Liabilities

Recognition and measurement

Financial liabilities are classified at the date of their initial recognition, as financial liabilities at fair value through profit or loss, loans and payables, trade payables or financial derivatives designated as hedging instruments in an effective hedge.

All financial liabilities, other than those financial liabilities at fair value through profit or loss, are initially recognized at fair value less any directly attributable transaction costs.

The financial liabilities of the Company include trade and other payables, loans, including overdrafts in bank accounts, financial guarantee contracts and derivative financial instruments.

Subsequent Measurement

Loans and payables is the most relevant category for the Company. Subsequent to initial recognition, loans and payables are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of profit or loss when a liability is derecognized, as well as all interest accrued determined in accordance with the effective interest rate method.

Amortized cost is calculated taking into account any discount or premium and the fees or costs that are an integral part of the effective interest rate method. Accrued interest determined in accordance with the interest rate method is included under line item “Financial costs” in the Statement of profit or loss.

This category is generally applied to loans and credits.

Financial guarantees

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognized initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

j)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as a finance cost.  Incremental legal cost expected to be incurred in resolving a legal claim is included in measuring of the provision.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current, best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

k)	Revenue and expense recognition

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Company’s  ordinary activities in the period occurs, provided that this inflow of economic benefits results in an increase in total equity that is not related to contributions from equity participants and that these benefits can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction, the following criteria for recognition are considered:

-

Revenues from sale of energy and power: Revenue is recognized based on physical delivery of energy and power, at prices established in the respective contracts, at prices stipulated in the electricity market by applicable regulations or at marginal cost determined on the spot market, as the case may be. This revenue includes an estimate of the service provided and not billed as of the closing date of the consolidated financial statements.

-	Revenue from rendering of services is recognized, only if it can be estimated reliably, by reference to the stage of completion of the service at the end of the reporting period.

The direct costs and expenses incurred to generate the sale of energy and power are recognized on an accrual basis, so as at the end of the reporting period a provision for the cost of energy transferred to customers for which no invoice from the suppliers has been received is recognized.

l)	Inventories

Inventories are measured at the lower of their acquisition cost (determined using weighted average method) and the net realizable value.

Costs include the purchase price plus costs incurred to give them their current status and location, net of trade discounts and other rebates

m)	Income taxes

Income tax expense is comprised of current taxes and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss, equity or other comprehensive income based on where the transaction that originated them was recognized.

Current income tax is the expected tax payable or receivable as determined from the taxable income for the year, using the tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax from prior years.

Deferred taxes are recognized on temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets are also recognized for unused tax credits and unused tax losses when the recognition criteria are met.

Deferred taxes are measured using the tax rates expected to apply when the temporary differences are to be reversed, based on laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to set off current tax assets against current liabilities and the deferred taxes relate to income taxes levied by the same taxation authority on the same taxable entity, or different taxable entities that intend either to settle current tax liabilities and current tax assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

Deferred tax assets are recognized for all deductible temporary differences, unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that is probable that taxable profits will be available against which the deductible temporary difference, unused tax credit and unused tax loss can be utilized, except when the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax assets to be utilized. Unrecognized deferred tax assets are reviewed at the end of each reporting period and are recognized to the extent that it is probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied in the year when the assets are realized or the liabilities are settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The Company's assets and liabilities and profit and loss are measured in terms of its functional currency (US dollar) for financial reporting purposes. The Company's tax losses or gains are calculated in Chilean pesos, whereby changes in exchange rates give rise to temporary differences, which result in the recognition of a deferred tax asset or liability. The resulting deferred tax expense (benefit) is recognized in the Statement of profit or loss.

n)	Statement of cash flows

The Statement of cash flows reflects changes in cash and cash equivalents that took place during the period, determined with the indirect method. It uses the following expressions and corresponding meanings:

-	Cash flows: Inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

-	Operating activities: They are the principal revenue producing activities of the Company and other activities that are not considered investing or financing activities.

-	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: Activities that result in changes in the size and composition of the total equity and borrowings of the Company.

o)	Derivative financial instruments and hedging

The Company uses derivative financial instruments to hedge its risks associated with fluctuations in interest rates and exchange rates. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The method of recognizing the gain or loss resulting from the change in fair value depends on whether the derivative has been designated as a hedging instrument and the nature of the item being hedged. The Company designates certain derivative financial instruments as:

-	Fair value hedges

-	Cash flow hedges;

The Company documents at the beginning of the transaction the relationship between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging transactions. The Company also documents its assessment, both at the inception date and on an ongoing basis, whether the derivatives used in hedging the transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items.

-

Fair value hedges: Changes in the fair value of derivatives that are designated and classified as fair value hedges are recorded in the statement of profit or loss, together with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. The Company has not entered into any fair value hedges in the periods presented in theses interim consolidated financial statements.

-

Cash flow hedges: The effective portion of changes in the fair value of derivatives that are designated and classified as cash flow hedges are recognized in other comprehensive income and accumulated in “Other Reserves” within the Statement of equity. Gains or losses related to the ineffective portion are recognized immediately in the statement of profit (loss) under "Financial costs" or "Exchange differences" according to their nature. As of September 30, 2017, the Company has entered into cash flow hedges as disclosed in Note 19.

The cumulative amounts in “Other reserves” are reclassified to the Statement of profit (loss) in the periods in which the hedged item affects profit or loss. In the case of interest rate hedges, the amounts recognized in other comprehensive income are reclassified to "Financial costs" on the Statement of profit (loss) as interest on associated debts is accrued.

A hedge relationship is considered highly effective when changes in fair value or in cash flows of the underlying item directly attributable to the hedged risk are offset by changes in fair value or cash flows of the hedging instrument, with an effectiveness ranging from 80% to 125%.

When a hedging instrument expires or is sold or when it no longer meets the requirements for hedge accounting, any gain or loss accumulated in "Other reserves" until that date remains in equity until the forecasted transaction occurs and is recognized in the Statement of profit (loss). When the forecasted transaction is no longer expected to occur, the accumulated gain or loss in other comprehensive income is immediately reclassified to the Statement of profit (loss) under "Financial cost" or "Exchange differences", depending on the nature of the transaction.

p)	Measurement of fair value

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The definition of fair value emphasizes that fair value is a market-based measurement, not an entity-specific measurement. In measuring fair value, management uses assumptions that market participants would use when pricing an asset or liability under current market conditions, including assumptions about risk and other elements. Accordingly, the Company's intention to maintain an asset or settle a liability is not relevant when measuring fair value.

The measurement of fair value requires an entity to determine the following:

-	The specific asset or liability being measured;
-	For a non-financial asset, the maximum and best use of the asset and whether the asset is used in combination with other assets or independently;
-	The principal or most advantageous market in which an orderly transaction would take place for the asset or liability; and
-

Appropriate measurement techniques to be used when measuring fair value. Valuation techniques used should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The inputs should be consistent with the inputs that a market participant would use when setting the price of the asset or liability.

A fair value measurement assumes that a financial or non-financial liability or a Company’s own equity instrument (e.g., equity interests issued as consideration in a business combination) is transferred to a market participant at the measurement date. The transfer of a liability or a Company’s equity instrument assumes that:

-

A liability would remain outstanding and the market participant transferee would be required to fulfil the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

-

An entity's own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be cancelled or otherwise extinguished on the measurement date.

The fair value hierarchy classifies into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). If the fair value considers certain unobservable data those are classified in Level 2 to the extent that the amount resulting from the use of unobservable inputs is not significant.

Transfers between hierarchy levels are recognized at the date of the event or change in circumstances that caused the transfer.

The carrying value of financial assets and liabilities such as “Cash and cash equivalents”, the current portion of “Current accounts receivable from related parties” and “Trade and other current receivables” approximate their fair values, due to their short-term nature.

The inputs used in measuring fair value as of September 30, 2017, and December 31, 2016 are classified primarily in Level 2 for derivative financial instruments and Level 3 for other financial liabilities and current accounts receivable/payable from/to related parties (see Note 21.5).

q)	Goodwill

Goodwill arising from business combinations, and reflected upon consolidation, represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date (acquisition method).

If the accounting for a business combination is completed within the following year after the acquisition date, and so affects the goodwill determination, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date. Thus, comparative information for prior periods presented in financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

Goodwill is allocated to cash-generating units, and is not amortized, but at the end of each accounting period, it is estimated whether there has been any impairment that reduces its recoverable value to an amount lower than the net cost recorded, and, if applicable, the appropriate adjustment for impairment (Note 3.3).

4.	SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

1)	Regulatory framework

The electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining – whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law) – as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (“CNE”), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendence of Electricity and Fuels (“SEF”), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and the Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (“ChCNE”), thus strengthening coordination and allowing for an integrated view of the energy sector.

The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy, (Centro de Energías Renovables – “CER”), which in November 2014 was replaced by the National Center for Innovation and Development of Sustainable Energy (Centro Nacional para la Innovación y Fomento de las Energías Sustentables – “CIFES”).

The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market, including electricity companies, system operators, regulators, etc.

From a physical viewpoint, the Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (“SIC”), the Sistema Interconectado del Norte Grande (“SING”), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellón, on the island of Chiloé in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km. Currently, the project for the interconnection of the SIC with the SING is being developed.

The electricity industry is organized into three business segments: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. As essential services, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the Electricity Law, which requires free access to networks and regulates rates.

Under the Chilean Electricity Law, the electricity market coordinates their operations through a centralizing operating agent, the Coordinador Eléctrico Nacional (CISEN), in order to operate the system at minimum cost while maintaining reliable service, the current SIC and SING systems, and in the near future, the National Electricity System. The CISEN plans and operates the systems, including the calculation of the so-called “marginal cost,” which is the price assigned to energy transfers among power generating companies.

Limits on integration and concentration

Chile has legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulator allows the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. The Chilean Electricity Law establishes limits for participation of generation or distribution companies in the Trunk Transmission Systems, and prohibits participation of Trunk Transmission Systems companies in the generation and distribution segment.

1.1.	Generation segment

Generation companies must comply with the operation plan of the CISEN. However, each generation company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price.

A power generation company may have the following types of customers:

(i)

Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity higher than 5,000 kW. These consumers can freely negotiate prices for electrical supply with generators and/or distributors. Customers with capacity between 500 and 5,000 kW have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum term of at least four years under each pricing system.

(ii)	Distribution companies that supply power to regulated customers: Participation in public tenders regulated by the CNE for the supply to their free customers through bilateral contracts.

(iii)

Spot market: This represents energy and capacity transactions among generating companies that result from the CISEN’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CISEN. In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

In Chile, the capacity that must be paid to each generator depends on an annual calculation performed by the CISEN to determine the sufficiency capacity of each power plant, which is not the same as the dispatched capacity.

Non-Conventional Renewable Energy

Law No. 20,257 was enacted in April of 2008 to encourage the use of Non-Conventional Renewable Energy (NCRE). The principal aspect of this law is that at least 5% of the energy sold by generation companies to their customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was amended in 2013 by Law No. 20,698, dubbed the “20/25 law,” as it establishes that by 2025, 20% of energy supplied will be generated by NCRE. It does not change the previous law’s plan for supplying energy under agreements in effect in July 2013.

1.2.	Transmission segment

The transmission segment is comprised of a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution, which do not correspond to distribution facilities. The transmission segment is divided into National Transmission System, Development Poles Transmission System, Zonal Transmission System and Dedicated Transmission System. The International Interconnection Systems, which are governed by special rules, are also part of the transmission segment.

The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity under non-discriminatory conditions. The fees of the existing facilities of the National and Zonal Transmission Systems is determined through a tariff setting process that is carried out every four years. In that process, the Annual Value of the Transmission is determined, which comprises efficient operation and maintenance costs and the annuity of the investment value, determined on the basis of a discount rate fixed by the authority on a quarterly basis (minimum 7% after tax) and the economic useful life of the facilities.

The planning of the National and Zonal Transmission Systems corresponds to a regulated and centralized process, in which the CISEN annually issues an expansion plan, which must be approved by the CNE. The expansions of both systems are carried out through open tenders, distinguishing between new projects (with tenders open to any bidder) and expansion of existing facilities projects (participation in the expansion corresponds to the original facilities owners under modification). The bids correspond to the value resulting from the tender, which constitutes the income for the first 20 years from the start of operation. As of the year 21, the fees of such transmission facilities are determined as if they were existing facilities.

1.3.	Distribution segment

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified as regulated and unregulated based on their demand. Regulated customers are those with connected capacity of more than 5,000 kW. Customers with connected capacity between 500 kW and 5,000 kW can choose either a regulated or an unregulated regime.

Distribution companies can supply both regulated customers, under supply conditions regulated by the Electricity Law, and non-regulated customers, whose supply conditions are freely negotiated and agreed in bilateral contracts with energy suppliers (generation or distribution companies).

Regarding price regulation, the Chilean Electricity Law establishes that the distribution companies must permanently have available energy supply, on the basis of open, non-discriminatory and transparent public tenders. These bidding processes are managed by the CNE and are carried out at least five years in advance. The result of the process is a “pay as bid” contract, with an extension up to 20 years. In case of unforeseen deviations in the projections of demand, the regulator has the authority to carry out a short-term tenders. In addition, a reimbursement mechanism exists allowing supply without contract and regulating corresponding fees.

The tariffs are set every four years in order to determine the distribution value added (“VAD”) as a result of model companies cost studies, composed of fixed costs, average energy and capacity losses and standard distribution costs. Both the CNE and the distribution companies grouped by typical areas engage independent consultants for these studies. The VAD is obtained by weighting the results of the study received by the CNE and the companies with a ratio of 2:3 and 1:3, respectively. Based on this result, the CNE structures basic tariffs and verifies that the aggregate profitability of the industry is within the established range of 10% with a margin of ± 4%.

Additionally, every four years a review of services associated with the calculation of VAD is carried out, which do not represent energy supply and which the Free Competition Court qualifies as subject to tariff regulation.

The Chilean distribution tariff model is a consolidated model, which already had eight cycles of tariff settings since the privatization of the sector.

2)	Regulatory Developments in 2017

Law No. 20,928 - Tariff Equality Law

On June 22, 2016, the Ministry of Energy published Law No. 20,928 in the Official Gazette, establishing tariff equality mechanisms for electrical services, amending the Electricity Law (DFL No. 4) of 2006.  The law states that the maximum tariffs that distribution companies may charge to residential customers must not exceed the average national tariff by more than 10%. The differences arising from the application of this mechanism will be progressively absorbed by all the rest of the customers subject to regulated prices that are under the mentioned average, except for those residential users whose monthly average consumption of energy in the prior calendar year is lower than or equal to 200 kWh. In addition, the Law provides for a discount for consumers with installed capacity greater than 200 MW that are located in the zones with intensive energy generation activities.

Nonetheless, the law allows the regulator to incorporate within the VAD certain services unrelated to energy distribution. In this context, in January 2017, the Ministry of Energy together with the CNE and SEF announced publicly the discontinuance of application of individual energy supply connection and disconnection service charge, also known as “cut-off and reconnection” charge. Prior to this announcement, the CNE requested distribution companies to discontinue the application of this charge, because this service charge will be incorporated in the tariff as part of the 2016 – 2020 distribution tariffs setting process, which was completed in August 2017 after publishing Decree 11T and will be retrospectively applied as from November 4, 2016.

Distribution Law

On September 29, 2016, at the Seminar “The Future of Electric Power Distribution” it was launched the process to devise a new law on electric power distribution. This process is led by the Ministry of Energy with collaboration of the Pontifical Catholic University of Chile. In November and December 2016 and until January 2017, certain thematic workshops were carried out: “Development of the distribution network”; “Future financing of the network and tariffication”; “Business model of distribution”; and “Future services of the network”. On April 13, 2017, the first stage of the process related to the distribution industry diagnosis, was completed.

2017 CNE Regulatory Plan

On January 13, 2017, through Exempted Resolution No. 23 and pursuant Article 72-19 of the Chilean Electricity Law, the CNE published its Annual Work Plan aiming to draft and develop technical regulations for year 2017. The plan considers amendments to the Safety and Quality Service Technical Standard, new Technical Appendices and Technical Standards applicable to energy generation, distribution and transmission facilities.

In parallel with the Regulatory Plan, the National Energy Commission has been working on the preparation of several Regulations related to Law 20,936 (Law on Transmission) which modified the General Law of Electrical Services. For three of them (Regulation on Coordination and Operation of the National Electric System; Regulation on Supplementary Services and Regulation on Transmission Systems) there are working groups that have been discussing from April to September 2017 (it is expected that the three of them be enacted in Q4).

New regulation published in 2017

In 2017, several regulations associated with Transmission Law No. 20,936 has been published, among  others: (i) Regulation on Long-Term Energy Planning; (ii) Regulation setting the requirements and the procedure applicable to requests of international exchange of electric services; (iii) Regulation for determination of preliminary bands for new works in the transmission systems; (iv) Regulation for determination and payment of compensations for interruption of energy supply; and (v) Regulation on establishing Technical Standards ruling technical requirements on safety, coordination, quality, information and economics about electric sector operation matters.

3)	Energy Tenders

Under the new law for energy tenders, two bidding processes have been carried out: Supply Bidding No. 2015/01 and Supply Bidding No. 2015/02.

Supply Bidding No. 2015/02 was launched in June 2015 and finalized in October 2015. The final outcome of the process resulted in three energy blocks awarded for a total of 1,200 GWh per year at a weighted average price of US$ 79.3 per MWh, an approximately 30% reduction as compared to the prices of prior bids, which indicates that the amendments to the Chilean Electricity Law have effectively reduced the prices through increased competition and a reduction in the risks for generators.

Supply Bidding No. 2015/01 was launched in May 2016 and finalized in July 2016. The final outcome of the process resulted in five energy blocks awarded for a total of 12,430 GWh to 84 companies at a weighted average price of US$ 47.6 per MWh.

On January 27, 2017, the CNE published the terms for Supply Bidding 2017/01. Subsequently, on March 21, 2017, the CNE issued the 2017 Preliminary Report for Electricity Supply Biddings, which stated a projection for the energy demand for the 2017-2013 period. The report indicated a decrease in the energy demand by year 2024. In this context, the CNE issued through Exempted Resolution No. 50 on May 27, 2017 the Final Report for Electricity Supply Biddings.

On June 16, 2017, based on the new forecasted energy demand, the CNE issued Exempted Resolution No. 306 which modifies the terms of the Supply Bidding 2017/01, stating that the total energy tender will be 2.2 TW per year as of 2024.

The next milestones of Supply Bidding 2017/01 are: (i) Submission of offers (October 11, 2017); (ii) Publishing of Price Reserve (October 24, 2017); (iii) Review of Economic Offers (October 30, 2017); and (iv) Release bidding results (in November 2017).

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents correspond to the balances held in cash and in banks. The detail of cash and cash equivalents as of September 30, 2017 and December 31, 2016, is as follows:

Cash and Cash Equivalents	Balance as of
	9-30-2017	12-31-2016
	ThUS$	ThUS$
Cash	14	-
Bank balances	1,783	7,481
Total	1,797	7,481

There are no restrictions of cash availability.

Currency	Balance as of
	9-30-2017	12-31-2016
	ThUS$	ThUS$
U.S. dollar	1,171	6,181
Chilean peso	626	1,300
Total	1,797	7,481

5.i)	Reconciliation of liabilities arising from financing activities:

The table below details changes in the Group's liabilities arising from financing activities, including both cash and non cash changes as of September 30, 2017. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group's consolidated statements of cash flows as cash flows from financing activities:

Liabilities arising from financing activities	Balance as of 1/1/2017 (1)	Financing cash flows				Other changes		Total ThUS$
		Proceeds	Payments (2)	Total	Changes in fair value	Finance costs	Capitalized interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank loans and other financial liabilities (Note 20)	508,867	30,000	(14,429)	15,571	(393)	13,330	-	537,375
Loans to related parties (Note 8 b))	1,327,592	274,425	(994,651)	(720,226)	-	34,612	13,025	655,003
Total	1,836,459	304,425	(1,009,080)	(704,655)	(393)	47,942	13,025	1,192,378
(1)	Balance corresponds to current and non-current portion.
(2)	Include interest paid on loans and other financial liabilities of ThUS$ 14,429, and on loans to related parties of ThUS$ 29,396.

6.	CURRENT TAX ASSETS

The detail of current tax assets as of September 30, 2017 and December 31, 2016, is as follows:

Tax Receivables	Balance as of
	9-30-2017	12-31-2016
	ThUS$	ThUS$
Monthly provisional tax payments	4,600	3,139
Income tax receivable	351	-
Total	4,951	3,139

7.	INVENTORIES

The detail of inventories as of September 30, 2017 and December 31, 2016, is as follows:

Classes of Inventories	Balance as of
	9-30-2017	12-31-2016
	ThUS$	ThUS$
Supplies for maintenance	3,780	2,480
Advance to suppliers for inventory	207	-
Total	3,987	2,480

8.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

8.1	Balances and transactions with related parties:

The balances of accounts receivable and payable between the Company and its non-consolidated related companies are as follows:

a)	Accounts receivable from related parties

							Balance as of
							Current		Non-Current
Taxpayer ID No. (RUT)	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	9-30-2017	12-31-2016	9-30-2017	12-31-2016
							ThUS$	ThUS$	ThUS$	ThUS$

76,536,353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Ch$	Administrative services rendered	Less than 30 days	10	-	-	-
91,081,000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	19,053	15,398	-	-
91,081,000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Ch$	Services rendered	Less than 30 days	58	-	-	-
96,800,570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	1,388	1,218	-	-
96,504,980-0	Empresa Eléctrica Pehuenche S.A.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	106	22	-	-
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	-	1	-	-
78,932,860-9	Gas Atacama Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	1,996	2,037	-	-
76,003,204-2	Central Eólica Canela S.A.	Chile	Common Immediate Parent	Ch$	Energy sales	Less than 30 days	134	-	-	-
Foreign	Enel Green Power Colombia	Colombia	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	189	189	-	-
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	87	28	-	-
Foreign	Enel Green Power Panamá S.A.	Panama	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	28	80	-	-
Foreign	Enel Green Power Guatemala S.A.	Guatemala	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	-	984	-	-
Foreign	Renovables de Guatemala S.A.	Guatemala	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	-	245	-	-
Foreign	Enel Green Power Brasil Participacoes Ltda.	Brazil	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	985	944	-	-
Foreign	Enel Green Power Peru	Peru	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	2,269	1,757	-	-
Foreign	Energética Monzón S.A.C.	Peru	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	701	541	-	-
Foreign	Enel Green Power SpA	Italy	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	1,216	1,133	-	-
Foreign	Enel Green Power Argentina S.A.	Argentina	Common Immediate Parent	US$	Services rendered	Less than 30 days	461	-	-	-
Foreign	Enel Finance International NV (1)	Netherlands	Common Immediate Parent	US$	Investment (deposit)	Less than 1 year	28,291	-	-	-
Foreign	Enel Green Power RSA (PTY) LTD	Southafrica	Common Immediate Parent	US$	Administrative services rendered	Less than 30 days	632	513	-	-
		Total					57,604	25,090	-	-

(1)

On February 25, 2011, Enel Green Power International B.V. (now Enel Finance International NV) signed with Enel Latin América Ltda. (now Enel Green Power Chile Limitada or “EGP Chile”) an intercompany agreement for investing EGP Chile funds through Enel Finance International NV. The term of the agreement was 1 year, ant that may be renewed on an annual basis and amended from time to time. The currency for the deposits under this agreement is U.S. dollar. The remuneration of EGP Chile was set at US$ LIBOR 1M minus 5 basis points per annum. On December 22, 2016, the last amendment was signed and the remuneration was set at US$ LIBOR 1M plus 80 basis points per annum and the term was extended until December 31, 2017. As of September 30, 2017, the outstanding amount invested through this agreement was US$ 28 million.

b)	Accounts payable to related companies

							Balance as of
							Current		Non-Current
Taxpayer ID No. (RUT)	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	9-30-2017	12-31-2016	9-30-2017	12-31-2016
							ThUS$	ThUS$	ThUS$	ThUS$

76,536,353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Ch$	Services received	Less than 30 days	1,429	-	-	-
91,081,000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	346	170	-	-
91,081,000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	699	-	-	-
96,800,570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	137	320	-	-
96,504,980-0	Empresa Eléctrica Pehuenche S.A.	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	80	748	-	-
76,722,488-5	Empresa de Transmisión Chena S.A.	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	13	-	-	-
78,932,860-9	Gas Atacama Chile S.A.	Chile	Common Immediate Parent	Ch$	Energy purchases	Less than 30 days	181	248	-	-
Foreign	Enel Green Power SpA	Italy	Common Immediate Parent	Euro	Administrative services received	Less than 30 days	38,109	19,537	-	-
Foreign	Enel Italia S.r.l.	Italy	Common Immediate Parent	Euro	Administrative services received	Less than 30 days	438	2	-	-
Foreign	Enel Green Power North América Inc.	U.S.A	Common Immediate Parent	US$	Administrative services received	Less than 30 days	76	-	3	-
Foreign	Enel Green Power España SI	Spain	Common Immediate Parent	Euro	Administrative services received	Less than 30 days	218	32	-	-
Foreign	Enel Servizi S.r.l	Italy	Common Immediate Parent	Euro	Administrative services received	Less than 30 days	-	282	-	-
Foreign	Enel SpA	Italy	Common Immediate Parent	Euro	Administrative services received	Less than 30 days	2,631	-	-	-
Foreign	Endesa S.A.	Spain	Common Immediate Parent	Euro	Administrative services received	Less than 30 days	59	-	-	-
Foreign	Enel Finance International NV (2)	Netherlands	Common Immediate Parent	Euro	Loans	More than 1 year	-	743,702	655,003	583,890
		Total					44,416	765,041	655,006	583,890

(2)	The balances relate to the following arrangements:

-

On December 31, 2015, Enel Green Power International B.V. (now Enel Finance International NV) signed with Parque Eólico Renaico SpA (now Enel Green Power del Sur SpA) a credit agreement denominated in U.S. dollars for a committed amount up to US$ 650 million with a floating interest rate of LIBOR 6M plus a margin of 4.94% per annum, with semiannual interest payments and maturity on December 31, 2027. The credit agreement enables Enel Green Power del Sur SpA to make several drawdowns for up to the committed amount until December 31, 2017, defined as the availability period, during which Enel Green Power del Sur SpA must pay an annual commitment fee equivalent to 35% of the margin on the undrawn amount.  The outstanding debt balance as of September 30, 2017 amounts to US$ 655 million (US$ 584 million as of December 31, 2016).

-

On December 20, 2012, Enel Green Power International B.V. (now Enel Finance International NV) signed with Enel Latin América Ltda. (now Enel Green Power Chile Limitada) a revolving credit facility for US$ 250 million committed amount, with a floating interest rate of LIBOR 3M plus a margin of 2.50% per annum, with quarterly interest payments and maturity on December 31, 2013. This agreement has been annually renewed and amended, and as of December 31, 2016, the committed amount was US$ 800 million of which US$ 743 million were drawdown with current applicable interest rate of LIBOR 3M plus a margin of 3.55%. This credit was repaid in the first half of 2017 and the committed amount was reduced from US$ 800 million to US$ 50 million. This credit line was not used as of September 30, 2017 and is available until December 31, 2017.

c)	Intercompany transactions

Taxpayer ID No. (RUT)	Company	Country	Relatinoship	Description of Transaction	For the nine month periods ended,
					9-30-2017	9-30-2016
					ThUS$	ThUS$

91,081,000-6	Enel Generación S.A.	Chile	Common Immediate Parent	Energy purchases	(1,007)	88
91,081,000-6	Enel Generación S.A.	Chile	Common Immediate Parent	Energy sales	148,575	70,821
91,081,000-6	Enel Generación S.A.	Chile	Common Immediate Parent	Administrative services received	(698)	-
91,081,000-6	Enel Generación S.A.	Chile	Common Immediate Parent	Administrative services rendered	58	-
96,800,570-7	Enel Distribución S.A.	Chile	Common Immediate Parent	Energy purchases	(674)	(821)
96,800,570-7	Enel Distribución S.A.	Chile	Common Immediate Parent	Energy sales	12,949	11,171
96,504,980-0	Emp. Eléctrica Pehuenche S.A.	Chile	Common Immediate Parent	Energy purchases	(81)	(598)
96,504,980-0	Emp. Eléctrica Pehuenche S.A.	Chile	Common Immediate Parent	Energy sales	591	93
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Chile	Common Immediate Parent	Energy sales	2	2
78,932,860-9	Gas Atacama Chile S.A.	Chile	Common Immediate Parent	Energy purchases	(367)	(1,191)
78,932,860-9	Gas Atacama Chile S.A.	Chile	Common Immediate Parent	Energy sales	17,731	20,014
76,003,204-2	Central Eólica Canela S.A.	Chile	Common Immediate Parent	Energy sales	137	-
76,722,488-5	Empresa de Transmisión Chena S.A	Chile	Common Immediate Parent	Energy purchases	(13)	-
76,536,353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Administrative services rendered	10	-
76,536,353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Administrative services received	(1,222)	-
Foreign	Enel Green Power SpA	Italy	Common Immediate Parent	Administrative services received	(5,917)	(3,617)
Foreign	Enel Green Power SpA	Italy	Common Immediate Parent	Administrative services rendered	82	25
Foreign	Enel Green Power SpA	Italy	Common Immediate Parent	Finance services rendered	(9,046)	(2,242)
Foreign	Enel Brasil Participacoes LTDA.	Brazil	Common Immediate Parent	Administrative services rendered	29	-
Foreign	Endesa S.A.	Spain	Common Immediate Parent	Administrative services received	(59)	(48)
Foreign	Enel Green Power España SI	Spain	Common Immediate Parent	Administrative services received	(181)	(117)
Foreign	Energía Nueva Energía Limpia México	Mexico	Common Immediate Parent	Administrative services rendered	58	18
Foreign	Enel Green Power Argentina S.A.	Argentina	Common Immediate Parent	Administrative services rendered	459	-
Foreign	Enel Green Power Panamá S.A.	Panama	Common Immediate Parent	Administrative services rendered	(52)	-
Foreign	Enel Green Power Perú	Peru	Common Immediate Parent	Administrative services rendered	1,154	-
Foreign	Energética Monzón S.A.C	Peru	Common Immediate Parent	Administrative services rendered	456	-
Foreign	Enel Green Power Romania S.R.L	Romania	Common Immediate Parent	Administrative services received	(10)	(33)
Foreign	Enel Green Power NA, Inc.	U.S.A	Common Immediate Parent	Administrative services received	(77)	(79)
Foreign	Enel Green Power RSA (PTY) LTD	Southafrica	Common Immediate Parent	Administrative services rendered	115	128
Foreign	Enel Italia S.r.l.	Italy	Common Immediate Parent	Administrative services received	(114)	-
Foreign	ENEL S.p.A.	Italy	Common Immediate Parent	Administrative services received	(143)	2,269
Foreign	Enel Finance International NV	Netherlands	Common Immediate Parent	Financial services received	(23)	-
Foreign	Enel Finance International NV	Netherlands	Common Immediate Parent	Interest on loans received	(40,030)	(49,881)
				Total	122,692	46,002

8.2	Board of directors and key management personnel

As of the date of issuance of these financial statements the board of directors of the Company consists of the following members:

Principal	Alternate
James Lee Stancampiano	Adrien Coudurier
Antonio Scala	José Manuel Astudillo Sepúlveda
Ali Shakhtur Said	Francesco Tutoli

For the nine-month periods ended September 30, 2017 and 2016, none of the directors has received compensation or per diem in exercising their roles.

Compensation received by key management personnel for the nine month periods ended September 30, 2017 and 2016, is as follows:

Concept	For the nine month periods ended,
	9-30-2017	9-30-2016
	ThUS$	ThUS$
Key management personnel	1,299	2,080

The positions that make up the key personnel are:

Position	Number
	2017	2016

Chief Executive Officer	1	1
Administration and Finance Officer	1	1
Other Officers	7	12
Total key management personnel	9	14

9.	OTHER NON-FINANCIAL ASSETS

The detail of other current and non-current non-financial assets as of September 30, 2017 and December 31, 2016, are as follows:

Other Non-Financial Assets	Balance as of
	Currrent		Non-Current
	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThUS$	ThUS$	ThUS$	ThUS$
Prepaid expenses	4,432	2,631	319	-
Other	-	8	-	-
Total	4,432	2,639	319	-

10.	TRADE AND OTHER CURRENT RECEIVABLES

The detail of trade and other receivables as of September 30, 2017 and December 31, 2016, is as follows:

Trade and Other Receivables, Gross	Balance as of
	Current		Non-Current
	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThUS$	ThUS$	ThUS$	ThUS$
Trade and other receivables, gross	138,713	168,174	-	-
Trade receivables, gross	18,098	52,954	-	-
Other receivables, gross	120,615	115,220	-	-

Trade and Other Receivables, Net	Balance as of
	Current		Non-Current
	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThUS$	ThUS$	ThUS$	ThUS$
Trade and other receivables, net	138,713	168,174	-	-
Trade receivables, net	18,098	52,954	-	-
Other receivables, net	120,615	115,220	-	-

As of September 30, 2017 and December 31, 2016, the balance of past due but not impaired trade receivables is as follows:

Trade Receivables Past Due But Not Impaired	Balance as of
	9-30-2017	12-31-2016
	ThUS$	ThUS$
Less than three months	696	13,576
Between three and six months	2,599	82
Between six and twelve months	-	-
More than twelve months	-	-
Total	3,295	13,658

Due to the nature of electric generation business the uncollectible amounts are not significant. The Company’s management evaluates those specific cases that merit special consideration based on the specific circumstances of the case.

11.	INCOME TAXES

a)	Deferred taxes

The following table sets forth the analysis of deferred tax assets/(liabilities) presented in the consolidated statements of financial position as of September 30, 2017 and December 31, 2016:

Deferred tax assets/(liabilities)	September 30, 2017		December 31, 2016
	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	8,269	(112,054)	2,687	(79,573)
Provision for decommissioning and restoration	459	-	112	-
Short-term employee benefits	443	-	614	-
Tax losses carryforwards	50,428	-	24,835	-
Fair value of intangibles and property, plant and equipment	-	(3,662)	-	(3,489)
Provisions	3,387	-	3,076	-
Others	-	(764)	-	-
Deferred tax asses/(liabilities) before offsetting	62,986	(116,480)	31,324	(83,062)
Offsetting of deferred tax assets/(liabilities)	(31,123)	31,123	(8,912)	8,912
Deferred tax assets/(liabilities) after offsetting	31,863	(85,357)	22,412	(74,150)

The origination and changes in deferred tax assets and liabilities as of September 30, 2017 and December 31, 2016, are as follows:

Deferred tax assets/(liabilities)	Opening balance as of January 1, 2017	Recognized in profit or loss	Closing balance as of September 30, 2017
	ThUS$	ThUS$	ThUS$
Depreciation	(76,886)	(26,899)	(103,785)
Provision for decommissioning and restoration	112	347	459
Short-term employee benefits	614	(171)	443
Tax losses carryforwards	24,835	25,593	50,428
Fair value of intangibles and property, plant and equipment	(3,489)	(173)	(3,662)
Provisions	3,076	311	3,387
Others	-	(764)	(764)
Deferred tax assets/(liabilities)	(51,738)	(1,756)	(53,494)

Deferred tax assets/(liabilities)	Opening balance as of January 1, 2016	Recognized in profit or loss	Closing balance as of December 31, 2016
	ThUS$	ThUS$	ThUS$
Depreciation	(90,450)	13,564	(76,886)
Provision for decommissioning and restoration	-	112	112
Short-term employee benefits	-	614	614
Tax losses carryforwards	28,799	(3,964)	24,835
Fair value of intangibles and property, plant and equipment	(4,055)	566	(3,489)
Provisions	120	2,956	3,076
Derivative instruments	(1,190)	1,190	-
Deferred tax assets/(liabilities)	(66,776)	15,038	(51,738)

b)	Income tax benefit (expense)

The following table presents the components of the income tax expense/(benefit) for the nine-month periods ended September 30, 2017 and 2016:

Composition of Income Tax Benefit ( (Expense)	For the nine-month periods ended
	9-30-2017	9-30-2016
	ThUS$	ThUS$
Current income tax	2,150	(13,455)
Adjustments to current tax from the previous period	873	-
Other current tax benefit / (expense)	-	-
Current tax benefit / (expense), net	3,023	(13,455)

Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	(1,756)	26,821
Total deferred tax benefit	(1,756)	26,821

Income tax benefit	1,267	13,366

The reconciliation of the effective tax rate for the nine-month periods ended September 30, 2017 and 2016, is as follows:

	For the nine-month periods ended
Reconciliation of Income Tax Benefit / (Expense)	9-30-2017	9-30-2016
	ThUS$	ThUS$
Income tax expense using statutory rate	(11,587)	(4,390)
Tax effect of non-taxable revenues	1,673	601
Tax effect of non-tax-deductible expenses	-	-
Tax effect of changes in income tax rates	-	(1,251)
Tax effect of different tax currency	9,899	18,404
Other increases (decreases)	1,282	2
Total adjustments to the income tax expense using statutory rate	12,854	17,756
Income tax benefit	1,267	13,366

12.	OTHER FINANCIAL ASSETS

The detail of other non-current financial assets measured at cost as of September 30, 2017 and December 31, 2016, is as follows:

Other Non-Current Financial Assets	Current		Non-Current
	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThUS$	ThUS$	ThUS$	ThUS$
Investments in other entities (*)	-	-	314	117
Non-hedging derivatives	-	-	72	-
Hedging derivatives (Note 19)	-	-	1,869	3,557
Total	-	-	2,255	3,674

(*)	The detail of investments in other entities as of September 30, 2017 and December 31, 2016, is as follows:

Investment	Country	Ownership interest %	Balance as of
			01-01-2017	9-30-2017
			ThUS$	ThUS$
Centro de Despacho Económico de Carga del Sistema Interconectado Central Ltda. (CDEC - SIC)	Chile	5.88%	117	117
Energía Marina SpA	Chile	25.00%	-	197
Total			117	314

Investment	Country	Ownership interest %	Balance as of
			01-01-2016	12-31-2016
			ThUS$	ThUS$
Centro de Despacho Económico de Carga del Sistema Interconectado Central Ltda. (CDEC - SIC)	Chile	5.88%	117	117
Total			117	117

The Company holds an ownership interest in Centro de Despacho Económico de Carga del Sistema Interconectado Central Ltda. (CDEC-SIC), in which all generation companies in Chile hold an equity interest. The investments in CDEC-SIC and Energía Marina SpA are measured at cost.

13.	INTAGIBLE ASSETS OTHER THAN GOODWILL

The detail of intangible assets as of September 30, 2017 and December 31, 2016, is as follows:

Changes in Intangible Assets	Rights of use (*)	Other Intangible Assets	Total Intangible Assets
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2016	57,301	17,676	74,977
Additions	-	424	424
Transfers	172	2	174
Closing balance as of December 31, 2016	57,473	18,102	75,575
Additions	25	113	138
Transfers	(172)	-	(172)
Closing balance as of September 30, 2017	57,326	18,215	75,541

Amortization and Impairment:
Opening balance as of January 1, 2016	(1,454)	(3,214)	(4,668)
Amortization for the year	(2,433)	(1,451)	(3,884)
Disposals and write-offs	-	(23)	(23)
Other increases (decreases)	(726)	-	(726)
Closing balance as of December 31, 2016	(4,613)	(4,688)	(9,301)
Amortization of the period	(2,490)	(1,148)	(3,638)
Closing balance as of September 30, 2017	(7,103)	(5,836)	(12,939)

Intangible assets, net
September 30, 2017	50,223	12,379	62,602
December 31, 2016	52,860	13,414	66,274

(*)

The rights of use were acquired as part of projects Parque Talinay Poniente (legal entity acquired Parque Talinay Poniente S.A. was later merged with the Company) and Chañares (belonging to the subsidiary Diego de Almagro Matriz SpA). The acquisitions of Parque Talinay Poniente (Parque Talinay Poniente S.A.), Chañares (Diego de Almagro Matriz SpA), Carrera Pinto (Parque Solar Carrera Pinto S.A.) and Pampa Solar (Helio Atacama Nueve SpA and its subsidiaries Pampa Solar Norte Uno SpA, Pampa Solar Norte Dos SpA and Pampa Solar Norte Cuatro SpA) were treated as acquisitions of assets as they did not comply with the definition of business.

14.	GOODWILL

The following table sets forth the details of goodwill as of September 30, 2017 and December 31, 2016:

Goodwill	Balance as of
	9-30-2017	12-31-2016
	ThUS$	ThUS$
Parque Eólico Talinay Oriente S.A.	10,900	10,900
Geotérmica del Norte S.A.	109	109
Total	11,009	11,009

15.	PROPERTY, PLANTS AND EQUIPMENT

a)	The following table sets forth the property, plant and equipment as of September 30, 2017 and December 31, 2016:

Changes in Property, Plant and Equipment	Construction in Progress	Lands	Buildings	Plant and Equipment	Other Property, Plant and Equipment	Total Property, Plant and Equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2016	795,423	1,031	236,786	789,800	1,905	1,824,945
Additions	417,536	-	184,034	113	-	601,683
Transfers	(809,592)	-	220,849	588,482	261	-
Other increases (decreases)	(1,265)	-	-	-	(2)	(1,267)
Closing balance as of December 31, 2016	402,102	1,031	641,669	1,378,395	2,164	2,425,361
Additions	124,010	-	13,025	1,259	-	138,294
Transfers	(450,166)	-	68,512	381,506	148	-
Other increases (decreases)	-	-	-	-	-	-
Closing balance as of September 30, 2017	75,946	1,031	723,206	1,761,160	2,312	2,563,655

Depreciation and Impairment:
Opening balance as of January 1, 2016	-	-	(22,621)	(91,352)	(847)	(114,820)
Depreciation for the year	-	-	(18,776)	(56,054)	(263)	(75,093)
Disposals and write-offs	-	-	(15,855)	(10,875)	-	(26,730)
Closing balance as of December 31, 2016	-	-	(57,252)	(158,281)	(1,110)	(216,643)
Depreciation of the period	-	-	(18,259)	(60,629)	(207)	(79,095)
Disposals and write-offs	(313)	-	-	-	-	(313)
Closing balance as of September 30, 2017	(313)	-	(75,511)	(218,910)	(1,317)	(296,051)

Property, Plant and Equipment, net
September 30, 2017	75,633	1,031	647,695	1,542,250	995	2,267,604
December 31, 2016	402,102	1,031	584,417	1,220,114	1,054	2,208,718

There are no restrictions on title, nor property, plant and equipment was pledged as security for liabilities.
No contractual commitments for the acquisition of property, plant and equipment for all periods presented.

b)	Capitalized borrowing costs were ThUS$ 13,025 for the period ended September 30, 2017, and ThUS$ 26,589 for the year ended December 31, 2016.

c)	Expenses for operating leases during the nine-month periods ended September 30, 2017 and exercise 2016, are as follows:

Lease rental payments	9-30-2017	12-31-2016
	ThUS$	ThUS$
Land	1,892	1,836
Vehicules and machinery	173	245
Offices and facilities	1,104	1,279
Total	3,169	3,360

16.	CURRENT TAX LIABILITIES

The detail of current tax liabilities as of September 30, 2017 and December 31, 2016, is as follows:

Tax Payable	Balance as of
	9-30-2017	12-31-2016
	ThUS$	ThUS$
Income tax	1	3,830
Total	1	3,830

17.	TRADE AND OTHER PAYABLES

The breakdown of trade and other payables as of September 30, 2017 and December 31, 2016, is as follows:

Trade and other payables	Current		Non-Current
	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThUS$	ThUS$	ThUS$	ThUS$
Trade creditors	70,026	186,605	-	-
Taxes payable other than income tax	-	514	-	-
Social security employees	406	494	-	-
VAT debit	5,260	3,225	-	-
Other miscellanous creditors	2,936	5,380	-	-
Total	78,628	196,218	-	-

As of September 30, 2017 and December 31, 2016, there are no trade and other payables classified as non-current.

18.	PROVISIONS

The detail of provisions as of September 30, 2017 and December 31, 2016, is as follows:

Provisions	Current		Non-Current
	9-30-2017	12-31-2016	9-30-2017	12-31-2016
	ThUS$	ThUS$	ThUS$	ThUS$
Decommissioning and restoration	-	-	13,866	12,609
Total	-	-	13,866	12,609

The amount of this provision corresponds to the present value of the obligation to remove the assets from the site and to restore the property under the same conditions in which it was received at the beginning of the respective contract.

19.	DERIVATIVES

The following tables set forth the financial derivative designated as hedging instruments in effective cash flow hedge as of September 30, 2017 and December 31, 2016:

Hedging Derivatives	Financial Institution	Type of hedge	Interest Rate Asset	Interest Rate Liability	September 30, 2017
					Asset		Liability
					Current	Non-Current	Current	Non-Current
					ThUS$	ThUS$	ThUS$	ThUS$
Interest rate swap	BBVA (*)	Cash flow hedge	4.69%	2.04%	-	-	-	171
Interest rate swap	BBVA (**)	Cash flow hedge	4.12%	1.62%	-	327	-	-
Interest rate swap	BBVA (**)	Cash flow hedge	3.77%	1.57%	-	1,542	-	-
Total					-	1,869	-	171

Hedging Derivatives	Financial Institution	Type of hedge	Interest Rate Asset	Interest Rate Liability	December 31, 2016
					Asset		Liability
					Current	Non-Current	Current	Non-Current
					ThUS$	ThUS$	ThUS$	ThUS$
Interest rate swap	BBVA (*)	Cash flow hedge	4.69%	2.04%	-	580	-	-
Interest rate swap	BBVA (**)	Cash flow hedge	4.12%	1.62%	-	483	-	-
Interest rate swap	BBVA (**)	Cash flow hedge	3.77%	1.57%	-	2,494	-	-
Total					-	3,557	-	-

The amounts correspond to interest rate swaps contracted with Banco Bilbao Vizcaya Argentaria (BBVA) Chile related to the loans granted by this same bank. (See Note 20)

(*)

The subsidiary Empresa Eléctrica Panguipulli S.A. has a bank loan granted by Banco Bilbao Vizcaya Argentaria Chile on December 3, 2014 for ThUS$ 150,000. The loan was granted in conjunction with a hedge agreement for the same notional amount, transforming the variable interest rate based on LIBOR 180 (360 days basis) to a fixed interest rate of 2.035% (also on 360 days basis)

(**)

Enel Green Power Chile Ltda., has a loan granted by Banco Bilbao Vizcaya Argentaria Chile on July 30, 2013 for ThUS$ 100,000. This loan was granted in conjunction with a hedging contract for the same notional amount, that changes a variable interest rate based on LIBOR 180 (360 days basis) to a fixed interest rate of 1.621% (also on 360 days basis). Also, the Company has a bank loan granted by Banco Bilbao Vizcaya Argentaria Chile on December 19, 2013 for ThUS$ 150,000. This bank loan was granted in conjunction with a hedge agreement for the same notional amount, transforming the variable interest rate based on LIBOR 180 (360 days basis) to a fixed interest rate of 1.574% (also on 360 days basis).

The valuation of these derivative instruments includes some variables non-observable in the market, related mainly to the Company's own credit risk that are classified in Level 2 of the fair value hierarchy (as defined in Note 3.p). The credit risk used in the valuation of these instruments considers the spread over the LIBOR rate used in the Company's financing, which is currently estimated at a fixed rate of 2.5% and 2.65% on LIBOR. For valuation purposes, the Company has used a discounted cash flow model.

The Company has carried out sensibility test of the potential impact of the market interest rate variation on the value of the above mentioned interest rate swaps. It is estimated that a change of +/- 25 basis points over the spread over the LIBOR rate would impact +/- 10% on the current valuation of these derivative instruments.

The following table presents the movement of the hedge reserve, before tax, in equity for the periods ended September 30, 2017 and December 31, 2016:

Interest Rate Swap	9-30-2017	12-31-2016
	ThUS$	ThUS$
Hedging reserve beginning of year	3,058	1,216
Changes recognized in other comprehensive income	(537)	2,341
Reclassification to profit or loss	(415)	(499)
Hedging reserve end of year	2,106	3,058

The interest rate swaps were valued using Level 2 input data in terms of the fair value hierarchy.

Derivative instruments as of September 30, 2017 are not subject to Master Netting Agreements where there is a contractual right to offset the assets and liabilities under these financial instruments.

20.	OTHER FINANCIAL LIABILITIES

The detail of other financial liabilities as of September 30, 2017 and December 31, 2016, is as follows:

Other Financial Liabilities	Contract Date	Maturity Date	Interest Rate	Balance as of
				September 30, 2017			December 31, 2016
				Current	Non-Current		Current	Non-Current
					One to three years	More than three years		One to three years	More than three years
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest-bearing borrowings
Bank loan - Banco BCI	Jul 30, 2013	Jul 30, 2018	3.41%	100,000	-	-	-	100,000	-
Bank loan - Banco BBVA	Mar 18, 2013	Sep 22, 2019	4.12%	-	100,000	-	-	100,000	-
Bank loan - Banco BBVA	Dec 19, 2013	Dec 19, 2020	3.77%	-	-	150,000	-	-	150,000
Bank loan - Banco BID	May 18, 2017	Nov 15, 2022	1.50%	-	-	30,000	-	-	-
Bank loan - Banco BBVA	Dec 3, 2014	Dec 3, 2021	4.69%	-	-	150,000	-	-	150,000
Interest accrued on bank loans				5,170	-	-	3,933	-	-
Total interest-bearing borrowings				105,170	100,000	330,000	3,933	200,000	300,000

Other financial obligations
Acquisition of Parque Talinay Poniente (1)				2,034	-	-	2,623	2,311	-
Financial derivatives (Note 19)				-	171	-	-	-	-
Total other financial obligations				2,034	171	-	2,623	2,311	-

Total other financial liabilities				107,204	100,171	330,000	6,556	202,311	300,000

(1)

This liability corresponds to the balance payable for the acquisition of Parque Talinay Poniente, which according to the share purchase agreement, must be paid in four annual installments of ThUS$ 2,654 in February of each year, beginning with 2015.

21.	RISK MANAGEMENT POLICY

International Financial Reporting Standards require certain disclosures for financial instruments that represent risks to the Company, including credit risk, liquidity risk and market risk (interest rate risk, exchange rate risk and price risk).

21.1.	Liquidity Risk

The Company maintains a liquidity policy consisting of contracting long-term loans and temporary financial investments, in amounts sufficient to support the projected financial needs for a period that is dependent on the situation and expectations of the debt and capital markets.

Liquidity risk is considered low because trade receivable balances are less than 30 days and trade payables are on average greater than 30 days with a centralized cash policy at the parent level which is evidenced by mercantile current account contracts to ensure that in the event of any deficits these will be covered through the use of these mercantile current account contracts.

21.2.	Credit Risk

Credit risk is the potential breach of obligations by any counterparty with adverse results for the Company.

Credit risk is considered low, since the trade receivables correspond mainly to balances with related parties and receivable balances from third parties that include the main energy distributors in Chile and other generators (spot market) that are considered of high credit quality.

The Company’s maximum exposure to credit risk for financial assets as of September 30, 2017 and December 31, 2016 is the carrying amounts as presented in the consolidated statements of financial position except for derivative financial instruments.

21.3.	Exchange Rate Risk

The Company is exposed to exchange rate risk arising from items denominated in currencies or inflation-indexed units other than the U.S. dollar.

The exchange rate risks correspond mainly to payments to be made in the Chilean market for the acquisition of supplies and certain services related to projects and the accumulated VAT credits with the Chilean Internal Revenue Service that is denominated in Chilean peso-based index.

Financing with group companies or banking entities is denominated in dollars to match the position versus cash generation for their contracts in the same currency.

The Company does not carry out specific exchange rate risk management of items in pesos and in euros.

As of September 30, 2017 and 2016, the Company presents a net position of assets and liabilities denominated in currencies other than the functional currency, as follows:

Asset / (Liability) Position	9-30-2017		9-30-2016
	Euros	CLP	Euros	CLP
	ThUS$	ThUS$	ThUS$	ThUS$
Assets	4,250	27,613	4,348	375,029
Liabilities	(47,985)	(56,156)	(62,218)	(152,209)
Assets / (Liabilities) Net Position	(43,735)	(28,543)	(57,870)	222,820

The figures presented in the table above correspond to U.S. dollar equivalents of amounts denominated in Chilean pesos or Euros.

A 10% appreciation of the US dollar against the following currencies as of September 30, 2017 and 2016 would have increased (decreased) equity and profit or loss in the figures previously presented, on the basis that all other variables remain constant.

Currency appreciation

Currency	9-30-2017	9-30-2016
	ThUS$	ThUS$
EURO	4,374	5,787
CHILEAN PESO (CLP)	2,854	(22,282)

A 10% depreciation of the US dollar against the following currencies as of September 30, 2017 and 2016 would have had the same effect, but opposite, in the figures previously presented, on the basis that all other variables remain constant.

Currency depreciation

Currency	9-30-2017	9-30-2016
	ThUS$	ThUS$
EURO	(4,374)	(5,787)
CHILEAN PESO (CLP)	(2,854)	22,282

21.4.	Interest Rate Risk

It is the risk of loss due to changes in the interest rate that may affect financial assets and liabilities.

The Company has obligations with related companies, which have agreed a variable interest rate and obligations with banks due to the interest rate hedging strategy.

As of September 30, 2017, a 50% increase in the interest rate would have a negative effect on earnings of ThUS$ 12,592 and a decrease of the rate of 50% would have a positive effect on ThUS$ 8,763. As of December 31, 2016, a 50% increase in the interest rate would have a negative effect on income of ThUS$ 10,700 and a decrease of the rate of 50% would have a positive effect on ThUS$ 10,016.

21.5.	Fair value of financial instruments

The fair values of all financial assets and liabilities are presented below:

	Carrying value	Fair value
	9-30-2017	9-30-2017
	ThUS$	ThUS$
ASSETS
Accounts receivable from related parties	57,604	57,604
Trade and other receivables	138,713	138,713
Other financial assets	2,255	2,255
Total Assets	198,572	198,572
LIABILITIES
Accounts payable to related parties	699,422	699,422
Trade and other payables	78,628	78,628
Other financial liabilities	537,375	537,375
Total Liabilities	1,315,425	1,315,425

	12-31-2016	12-31-2016
	ThUS$	ThUS$
ASSETS
Accounts receivable from related parties	25,090	25,090
Trade and other receivables	168,174	168,174
Other financial assets	3,674	3,674
Total Assets	196,938	196,938
LIABILITIES
Accounts payable to related parties	1,353,315	1,353,315
Trade and other payables	191,834	191,834
Other financial liabilities	508,867	508,867
Total Liabilities	2,054,016	2,054,016

22.	EQUITY

22.1.	Subscribed and paid capital

On April 3, 2017, the Company's capital was increased by US$ 749,925.000. As a result, the subscribed and paid capital of Enel Green Power Latin América as of September 30, 2017 is US$ 827,205,371 and divided in the same number of shares (see Note 1), which consists of the contributions of US$ 826,378,165.63 made by Hydromac Energy S.R.L. and US$ 827,205.37 made by Enel Green Power S.p.A. The subscribed and paid capital of Enel Green Power Latin América as of December 31, 2016 was US$ 77,280,371, which consisted of the contributions of US$77,203,090.63 made by Hydromac Energy S.R.L. and US$ 77,280.37 made by Enel Green Power S.p.A.

22.2.	Other reserves

The other reserves for the nine month periods ended September 30, 2017 and 2016, are as follows:

Other Reserves	Balance as of January 1, 2017	2017 Changes	Balance as of September 30, 2017
	ThUS$	ThUS$	ThUS$
Actuarial (gains) losses from defined benefit plans	(991)	900	(91)
Cash flow hedges	2,342	(695)	1,647
Total	1,351	205	1,556

Other Reserves	Balance as of January 1, 2016	2016 Changes	Balance as of September 30, 2016
	ThUS$	ThUS$	ThUS$
Actuarial (gains) losses from defined benefit plans	(813)	-	(813)
Cash flow hedges	942	-	942
Total	129	-	129

22.3.	Capital Management

The objective of the Company in terms of capital management, which corresponds to the equity holders, is to maintain an adequate level of capitalization, which allows it to ensure access to the financial markets for the development of its medium and long term objectives, optimizing the return to their owners and maintaining a solid financial position. The Company manages its capital structure and makes adjustments to it, in light of the economic conditions of the environment, adjusting the return to its partners or increasing capital.

There is no restriction or covenants affecting the Company's capital management.

22.4.	Shareholders

As of September 30, 2017 and December 31, 2016, the Company has two Shareholders, as described in Note 1 to these interim consolidated financial statements. They have the right to make withdrawals from the Company's net income.

22.5.	Dividend policy

If the company accumulated losses, the profit for the year will be used to absorb them first. If there is a loss in the year, it will be absorbed with retained earnings from previous years, if any. Once the above operations have been carried out, at least thirty percent of the net profits must be distributed among the shareholders, as a dividend in cash, pro rata to their shares.

22.6	Non-controlling interests

The detail of the non-controlling interests in the consolidated subsidiaries is as follows:

Companies	Non-controlling interests
	9-30-2017	12-31-2016	Equity		Profit (Loss)
			9-30-2017	12-31-2016	9-30-2017	9-30-2016
	%	%	ThUS$	ThUS$	ThUS$	ThUS$
Enel Green Power Chile Limitada	0.009	-	68	-	(1)	(32)
Empresa Nacional de Geotermia S.A.	49.00	49.00	1,336	1,492	(156)	3
Geotérmica del Norte S.A. (*)	15.41	18.84	75,459	75,297	630	1,572
Parque Talinay Oriente S.A.	38.63	38.63	72,148	69,374	2,774	(71)
Total			149,011	146,163	3,247	1,472

(*)

During the nine-month period ended 30 September 30, 2017 and during the year 2016, Geotérmica del Norte S.A. increased its capital in ThUS$ 80,000 and ThUS$ 170,000 respectively. In both periods, the non-controlling shareholder did not subscribe to the capital increases, and as a consequence its interest decreased from 31.685% as of December 31, 2015 to 18.84% as of December 31, 2016 and 15.41% as of September 30, 2017, respectively. Those changes originated an effect of (ThUS$ 399) and (ThUS$ 753) on Non-controlling interests balance during the periods ended as of September 30, 2017 and 2016, respectively.

Additional information:

A summarized financial information of the subsidiaries that have non-controlling interests is included below:

	Total Assets		Total Liabilities		Equity		Net Income (Loss)
	Sep 30, 2017 ThUS$	Dec 31, 2016 ThUS$	Sep 30, 2017 ThUS$	Dec 31, 2016 ThUS$	Sep 30, 2017 ThUS$	Dec 31, 2016 ThUS$	Sep 30, 2017 ThUS$	Sep 30, 2016 ThUS$

Enel Green Power Chile Limitada	1,304,657	1,301,900	549,143	1,281,618	755,514	20,282	(13,909)	(35,772)
Empresa Nacional de Geotermia S.A.	2,816	3,066	90	22	2,726	3,044	(318)	7
Geotérmica del Norte S.A.	514,840	445,862	22,978	42,453	491,862	403,409	8,453	11,293
Parque Talinay Oriente S.A.	216,620	213,392	29,852	33,807	186,768	179,585	7,182	(184)

23.	REVENUE AND OTHER OPERATING INCOME

The detail of revenue for the nine-month periods ended September 30, 2017 and 2016, is as follows:

Revenues	For the nine-month periods ended,
	9-30-2017	9-30-2016
	ThUS$	ThUS$
Energy sales	262,654	180,969
Other sales	147	52
Revenue from other services	12,811	14,558
Total revenues	275,612	195,579

Other Operating Income	For the nine-month periods ended,
	9-30-2017	9-30-2016
	ThUS$	ThUS$
Other income	6	739
Total other operating income	6	739

24.	RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables used for the nine-month periods ended September 30, 2017 and 2016, is as follows:

Raw Materials and Consumables Used	For the nine-month periods ended,
	9-30-2017	9-30-2016
	ThUS$	ThUS$
Energy purchases	(25,312)	(33,798)
Transmission costs	(27,474)	(21,729)
Other raw materials and consumables	-	(318)
Total	(52,786)	(55,845)

25.	EMPLOYEE BENEFITS EXPENSES

Employee expenses for the nine-month periods ended September 30, 2017 and 2016, are as follows:

Employee Benefits Expenses	For the nine-month periods ended,
	9-30-2017	9-30-2016
	ThUS$	ThUS$
Wages and salaries	(16,870)	(17,099)
Social security	(600)	(576)
Total	(17,470)	(17,675)

26.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The composition of depreciation, amortization and impairment losses for the nine-month periods ended September 30, 2017 and 2016, is as follows:

	For the nine-month periods ended,
	9-30-2017	9-30-2016
	ThUS$	ThUS$
Depreciation	(79,095)	(51,604)
Amortization	(3,638)	(3,185)
Total depreciation and amortization expense	(82,733)	(54,789)
Impairment losses	(1,281)	(234)
Total depreciation, amortization and impairment expense	(84,014)	(55,023)

Information on Impairment Losses	For the nine-month periods ended,
	9-30-2017	9-30-2016
	ThUS$	ThUS$
Tangible and intangible assets	(1,281)	(234)
Total	(1,281)	(234)

27.	OTHER EXPENSES

The detail of other expenses for the nine-month periods ended September 30, 2017 and 2016, is as follows:

Other Expenses	For the nine-month periods ended,
	9-30-2017	9-30-2016
	ThUS$	ThUS$
Professional, outsourced and other services	(6,780)	(3,839)
Supplies and services	(11,588)	(6,788)
Insurance premiums	(2,486)	(1,797)
Repairs and maintenance	(3,544)	(4,518)
Travel expenses	(1,194)	(1,128)
Leases and rentals	(3,169)	(2,310)
Taxes and charges	(1,493)	(1,076)
Other miscellaneous expenses	(1,714)	(2,674)
Total	(31,968)	(24,130)

28.	OTHER GAINS (LOSSES)

The detail of other gains (losses) for the nine-month periods ended September 30, 2017 and 2016, is as follows:

Other Gains (Losses)	For the nine-month periods ended,
	9-30-2017	9-30-2016
	ThUS$	ThUS$
Gain on sale of transmission line (*)	-	5,687
Gain on sale of other assets	67	-
Total	67	5,687

(*)	For the nine-month period ended September 30, 2016, the subsidiary Parque Eólico Taltal S.A. recognized a gain of ThUS$ 5,687 on sale of the transmission line to Transelec S.A.

29.	FINANCIAL RESULTS

The detail of financial results for the nine-month periods ended September 30, 2017 and 2016, is as follows:

Financial income	For the nine-month periods ended,
	9-30-2017	9-30-2016
	ThUS$	ThUS$
Income from financial derivative instruments	1,715	-
Other financial income	121	-
Total	1,836	-

Financial Costs	For the nine-month periods ended,
	9-30-2017	9-30-2016
	ThUS$	ThUS$
Interest on bank loans and other liabilities	(16,295)	(16,411)
Other financial costs	(39,392)	(31,325)
Cost from financial derivative instruments	(395)	-
Total	(56,082)	(47,736)

30.	FOREIGN CURRENCY EXCHANGE DIFFERENCES

The detail of assets and liabilities generating foreign exchange differences included in the statement of profit or loss for the nine-month periods ended September 30, 2017 and 2016, is as follows:

Foreign Currency Exchange Differences	Currency			Total
	CLP	Euro	U.F.	9-30-2017
	ThUS$	ThUS$	ThUS$	ThU$
Cash and cash equivalents	1,754	-	-	1,754
Trade and other receivables	1,210	-	-	1,210
Accounts receivable from related parties	(645,636)	-	(102,000)	(747,636)
Current tax assets	5,722	-	5	5,727
Other financial assets	(1,114)	(3)	-	(1,117)
Other non-financial assets	(3,272)	129	(68)	(3,211)
Trade and other payables	6,112	(1,985)	200	4,327
Accounts payable to related parties	644,755	(2,806)	102,048	743,997
Other financial liabilities	(1,177)	12	-	(1,165)
Current tax liabilities	29	-	-	29
Provision for employee benefits	(13)	-	-	(13)
Total	8,370	(4,653)	185	3,902

Foreign Currency Exchange Differences	Currency			Total
	CLP	Euro	U.F.	9-30-2016
	ThUS$	ThUS$	ThUS$	ThU$
Cash and cash equivalents	(556,900)	-	-	(556,900)
Trade and other receivables	(4,753)	-	-	(4,753)
Accounts receivable from related parties	(1,552,003)	-	-	(1,552,003)
Current tax assets	7,051	37	(11)	7,077
Other financial assets	4	-	-	4
Other non-financial assets	(4,465)	33	19	(4,413)
Trade and other payables	553,848	2,711	1,138	557,697
Accounts payable to related parties	1,554,321	(264)	(364)	1,553,693
Other financial liabilities	14	991	-	1,005
Current tax liabilities	1,155	-	-	1,155
Provision for employee benefits	(88)	-	-	(88)
Total	(1,816)	3,508	782	2,474

31.	COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are involved in various lawsuits and legal process as part of the normal course of business. The relevant lawsuit and processes are described below.

From December 2015 to March 2016, the subsidiary Geotérmica del Norte S.A. ("GDN") has received invoices from Movterra Limitada and Cesar Silva EIRL. The first entity has no relationship with GDN and the second is a contractor.

Movterra Limitada is owned by Cesar Silva EIRL.

The invoices were transferred by Movterra Limitada and Cesar Silva EIRL to Factoring Nuevo Capital S.A. and Factoring Andino S.A., both factoring companies have initiated the judicial collection of the invoices. These litigation claims were filed in the 10th Civil Court of Santiago, Rol C-15897-2016 and Rol C-20673-2016. The amount of the claim of Factoring Andino S.A. is € 530,000 (ThUS$ 627) and of the claim of Factoring Nuevo Capital S.A. is € 407,000 (ThUS$ 481).

The next steps to follow are the resolution by the court regarding invoice collection notification. In case it is rejected, the claim is concluded and the process is closed. In case it is received, the process continues through its discussion in an executive trial.

It is estimated that the evidentiary period should be resolved within the next 6 months. In case of continuing with the executive trial this should be resolved within one year.

32.	GUARANTEES GIVEN TO THIRD PARTIES

The guarantees given as of September 30, 2017, which mature after the date of issuance of these consolidated financial statements, are presented at commitment value, as follows:

Guarantees given

Company	Institution	Purpose	Issue date	Maturity date	Currency	Amount in Currency of Origin
Enel Green Power Chile Ltda.	Banco BBVA	To guarantee credit payment	3.15.2013	6.18.2018	ThUS$	120,000
Enel Green Power Chile Ltda.	Banco de Crédito e Inversiones	To guarantee credit payment	7.30.2013	11.30.2018	ThUS$	120,000
Enel Green Power Chile Ltda.	Banco BBVA	To guarantee credit payment	12.11.2013	3.19.2019	ThUS$	180,000
Empresa Eléctrica Panguipulli S.A.	Banco BBVA	To guarantee credit payment	12.03.2014	3.03.2022	ThUS$	180,000
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	9.22.2014	12.2.2017	UF	672
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	7.31.2014	9.30.2018	UF	21,364
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	7.31.2014	9.30.2018	UF	15,404
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	7.31.2014	9.30.2018	UF	17,978
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	7.31.2014	9.30.2018	UF	16,161
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	7.31.2014	9.30.2018	UF	1,461
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	10.30.2014	12.04.2019	UF	18,292
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	1.30.2015	12.10.2017	UF	13,356
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	2.5.2015	01.10.2018	UF	34,137
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	3.9.2015	5.30.2019	UF	199
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	3.4.2015	5.30.2019	UF	13,788
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	3.4.2015	5.30.2019	UF	14,667
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	3.20.2015	12.10.2017	UF	6,793
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de BN, Atacama	To guarantee full compliance with concession contract	8.17.2015	9.30.2017	UF	29,757
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	10.21.2015	11.01.2017	UF	45
Almeyda Solar SpA	Secretaría Regional de Bienes Nacionales Atacama	To guarantee full compliance with concession contract	10.22.2015	10.30.2020	UF	3,062
Empresa Eléctrica Panguipulli S.A.	Ministerio de Bienes Nacionales	To guarantee full compliance with concession contract	10.22.2015	10.30.2020	UF	8,883
Empresa Eléctrica Panguipulli S.A.	Interover Sur S.A.	To guarantee full compliance with lease contract for property	3.24.2016	3.8.2021	UF	758
Enel Green Power Chile Ltda.	Secretaria regional Ministerial de Bienes Nacionales	To guarantee fulfilment of the offer and intention to sign concession contract on government land	4.28.2016	12.10..2017	UF	456
Enel Green Power Chile Ltda.	Secretaria regional Ministerial de Bienes Nacionales	To guarantee fulfilment of the offer and intention to sign concession contract on government land	4.28.2016	12.10.2017	UF	915
Enel Green Power Chile Ltda.	Secretaria regional Ministerial de Bienes Nacionales	To guarantee fulfilment of the offer and intention to sign concession contract on government land	4.28.2016	12.10.2017	UF	934
Enel Green Power Chile Ltda.	Energías Marinas SpA	To guarantee payment in advance received	5.30.2016	12.16.2017	ThCh$	585,211
Enel Green Power Chile Ltda.	Energías Marinas SpA	To guarantee full compliance with contract	5.30.2016	8.30.2024	ThCh$	10,356
Enel Green Power del Sur SpA	Secretaria Regional Ministerial de BN, Antofagasta	To guarantee fulfilment of the offer	5.16.2016	12.02.2017	UF	498
Enel Green Power del Sur SpA	Secretaria Regional Ministerial de BN, Antofagasta	To guarantee fulfilment of the offer	5.16.2016	12.02.2017	UF	480
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with lease contract	9.20.2016	11.10.2017	ThCh$	1,302
Enel Green Power del Sur SpA	Director Regional de Vialidad, Bio Bio	To safeguard highway infrastructure - Ruta 5	5.10.2017	5.31.2019	UF	20
Enel Green Power del Sur SpA	Director Regional de Vialidad, Bio Bio	To apply appropriate highway signing - Ruta 5	5.10.2017	5.31.2019	UF	14
Enel Green Power del Sur SpA	Director Regional de Vialidad, Bio Bio	To safeguard highway infrastructure - Ruta Q-80	5.10.2017	5.31.2019	UF	20
Enel Green Power del Sur SpA	Director Regional de Vialidad, Bio Bio	To apply appropriate highway signing - Ruta Q-80	5.10.2017	5.31.2019	UF	14

Company	Institution	Purpose	Issue date	Maturity date	Currency	Amount in Currency of Origin
Enel Green Power del Sur SpA	Director Regional de Vialidad, Bio Bio	To apply appropriate highway signing - Ruta Q-862	5.10.2017	5.31.2019	UF	14
Enel Green Power del Sur SpA	Director Regional de Vialidad, Bio Bio	To safeguard highway infrastructure - Ruta Q-862	5.10.2017	5.31.2019	UF	20
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee fulfilment of the offer	7.13.2017	12.31.2017	UF	101
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de BN, Atacama	To guarantee full compliance with concession contract	8.17.2017	7.10.2018	UF	29,757
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de BN, Atacama	To guarantee full compliance with concession contract	8.17.2017	7.10.2018	UF	37,863
Enel Green Power del Sur SpA	Ministerio de Bienes Nacionales	To guarantee full compliance with contract	9.5.2016	10.10.2018	UF	372
Enel Green Power Chile Ltda.	Interamerican Invesment Corporation	To guarantee credit payment	3.06.2017	1.15.2023	ThUS$	45,000
Enel Green Power Chile Ltda.	Secretaria Reg Ministeral de Bienes Nacionales , Reg Antofagasta	To guarantee fulfilment of the offer	10.12.2016	9.22.2018	UF	478
Enel Green Power Chile Ltda.	Secretaria Reg Ministeral de Bienes Nacionales , Reg Antofagasta	To guarantee fulfilment of the offer	10.12.2016	9.22.2018	UF	463
Enel Green Power Chile Ltda.	Secretaria Reg Ministeral de Bienes Nacionales , Reg Antofagasta	To guarantee fulfilment of the offer	10.12.2016	9.22.2018	UF	474
Enel Green Power del Sur SpA	Serviu La Araucanía	To guarantee compliance with execution of works - street América	12.16.2016	4.30.2018	ThUS$	19
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with contract	12.16.2016	12.26.2020	UF	32,723
Enel Green Power del Sur SpA	Serviu La Araucanía	To guarantee compliance with execution of works	2.24.2017	6.30.2018	UF	7,300
Enel Green Power del Sur SpA	Serviu La Araucanía	To guarantee compliance with execution of works	2.24.2017	6.30.2018	UF	6,400
Enel Green Power Chile Ltda.	Ministerio de Bienes Nacionales	To guarantee full compliance with contract	4.24.2017	5.10.2022	UF	34,221
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de BN, Atacama	To guarantee full compliance with concession contract	8.17.2017	7.10.2018	UF	29,786
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de BN, Atacama	To guarantee full compliance with concession contract	8.17.2017	7.10.2018	UF	72,836
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de BN, Atacama	To guarantee full compliance with concession contract	8.17.2017	7.10.2018	UF	39,162
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de BN, Atacama	To guarantee full compliance with concession contract	8.17.2017	7.10.2018	UF	39,225
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de BN, Atacama	To guarantee full compliance with concession contract	8.17.2017	7.10.2018	UF	27,491
Enel Green Power Chile Ltda.	Secretaria Regional Ministerial de BN, Atacama	To guarantee full compliance with concession contract	8.17.2017	7.10.2018	UF	28,808
Enel Green Power Chile Ltda.	Ilustre Municipalidad de Ollague	To guarantee full compliance with plant maintenance contract	8.14.2017	9.30.2017	ThCh$	2,000
Enel Green Power Chile Ltda.	Ilustre Municipalidad de Ollague	To guarantee full compliance with plant maintenance contract	8.18.2017	11.30.2018	ThCh$	5,000

33.	SUBSEQUENT EVENTS

From October 1, 2017, until the date of Board of Directors’ approval of these consolidated financial statements, the Company's management is not aware of any subsequent significant events affecting or that may affect the consolidated financial statements.